UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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15045945

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08177

RECEIVED MAR 0 2 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	01/1/14	AND ENDING	12/31/14
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc. (Filed as Public Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street

(NO. AND STREET)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy		212-816-4460
		(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *If individual, state last, first, middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

February 26, 2015

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2014 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2014 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

Cliff Verron
Chief Financial Officer

James A. Forese
Chief Executive Officer

Subscribed and sworn to before me
this 26 day of February 2015.

On February 26, 2015, before me, Rodd Corner, personally appeared, James Forese and Cliff Verron, personally known to me.

RODD CORNER
Notary Public - State of New York
No. 01CO6169041
Qualified in New York County
My Commission Expires June 18, 2015

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and subsidiaries as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Citigroup Global Markets Inc. and subsidiaries as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 26, 2015

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2014

(Dollars in millions)

Assets		
Cash and cash equivalents	$	444
Cash segregated under federal and other regulations		4,190
Securities borrowed or purchased under agreements to resell (including $105,173 at fair value)		157,439
Trading account assets ($23,977 pledged as collateral):		
Mortgage-backed securities		29,014
U.S. Treasury and federal agency securities		14,963
Equity securities		12,330
Corporate debt securities		7,049
Asset-backed securities		4,121
Derivatives		1,623
Foreign government securities		919
State and municipal securities		594
Other debt securities		3
		70,616
Securities received as collateral, at fair value (all pledged to counterparties)		7,424
Receivables:		
Customers		7,574
Brokers, dealers and clearing organizations		7,584
Other		1,070
		16,228
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,619		354
Goodwill		145
Other assets		5,417
Total assets	$	262,257

See accompanying notes to consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Consolidated Statement of Financial Condition
December 31, 2014
(Dollars in millions)

Liabilities and Stockholder's Equity

Short-term borrowings:		
Affiliates	$	5,532
Other (including $447 at fair value)		1,276
		6,808
Securities loaned or sold under agreements to repurchase (including $2,562 at fair value)		141,640
Trading account liabilities:		
U.S. Treasury and federal agency securities		18,862
Corporate debt securities		3,541
Equity securities		1,814
Derivatives		1,448
Foreign government securities		477
Other debt securities		94
		26,236
Payables and accrued liabilities:		
Customers		37,059
Obligations to return securities received as collateral, at fair value		7,424
Brokers, dealers and clearing organizations		4,038
Other		4,763
		53,284
Long-term debt (including $137 at fair value)		14,637
Total liabilities		242,605
Commitments, contingencies and guarantees:		
Subordinated indebtedness		10,445
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		9,198
Accumulated deficit		(1)
Total stockholder's equity		9,207
Total liabilities and stockholder's equity	$	262,257

See accompanying notes to consolidated statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company) prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). CGMI is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup or Citi). CGMI is registered as a securities broker dealer and investment advisor with the Securities and Exchange Commission (SEC), a municipal securities dealer and advisor with the Municipal Securities Rulemaking Board (MSRB), and registered swap dealer and futures commission merchant (FCM) with the Commodities Future Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. The Company provides corporate, institutional, public sector and high-net-worth clients with a full range of products and services, including fixed income and equity sales and trading, foreign exchange, prime brokerage, derivative services, equity and fixed income research, investment banking and advisory services, cash management, trade finance and securities services.

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments accounted for at fair value under the fair value option, are accounted for under the equity method.

(b) *Use of Estimates*

Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See note 10 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and tax reserves. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(c) *Variable Interest Entities*

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in Accounting Standards Codification (ASC) Topic 810, *Consolidation*, which are: (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic performance and a right to receive benefits or the obligation

to absorb losses of the entity that could be potentially significant to the VIE (that is, it is the primary beneficiary).

The Company had no material interests in consolidated VIEs at December 31, 2014. The Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

However, these VIEs and all other unconsolidated VIEs are monitored by the Company to assess whether any events have occurred to cause its primary beneficiary status to change. These events include:

- purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change;
- changes in contractual arrangements that reallocate expected losses and residual returns among the variable interest holders;
- changes in the party that has power to direct the activities of a VIE that most significantly impact the entity's economic performance; and
- providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810.

(d) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

(e) Cash Segregated under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. See note 6 to the Consolidated Statement of Financial Condition for further discussion.

(f) Trading Account Assets and Liabilities

Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate, currency, equity, credit, and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting

agreement exists and the other conditions set out in ASC 210-20, *Balance Sheet – Offsetting*, are met. See note 8 to the Consolidated Statement of Financial Condition.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in note 10 to the Consolidated Statement of Financial Condition.

(g) Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. The Company has elected to apply fair value accounting to certain repo and reverse repo transactions. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition.

The Company's policy is to take possession of securities purchased under reverse repurchase agreements. The Company monitors the fair value of securities subject to repurchase or resale on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions.

(h) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest. The Company has elected to apply fair value accounting to a number of securities borrowing and lending transactions.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection. As described in note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of securities lending and borrowing transactions.

(i) Securities Received as Collateral and Obligations to Return Securities Received as Collateral

In transactions where the Company acts as lender in a securities lending agreement and receives securities that can be pledged or sold as collateral it recognizes an asset on the Consolidated Statement of Financial Condition representing the securities received and liability for the same amount representing the obligation to return those securities.

(j) Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive. Brokerage receivables and payables are accounted for in accordance with ASC 940-320.

(k) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

(l) Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is subject to an annual impairment test, whereby impairment is deemed to exist if the carrying value of the single reporting unit of the Company exceeds its estimated fair value. The Company performed its annual goodwill impairment test as of July 1, 2014, resulting in no impairment of the Company's reporting unit.

(m) Securitizations

The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. CGMI first makes a determination as to whether the securitization entity must be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary (as discussed in "Variable Interest Entities" above). For all other securitization entities determined not to be VIEs in which the Company participates, consolidation is based on which party has voting control

of the entity, giving consideration to removal and liquidation rights in certain partnership structures. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches, and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as asset-backed securities in *Trading account assets.*

(n) Debt

Short-term borrowings and long-term debt are accounted for at amortized cost, except where the Company has elected to report the debt instruments at fair value.

(o) Transfers of Financial Assets

For a transfer of financial assets to be considered a sale: (i) the assets must have been legally isolated from the Company, even in bankruptcy or other receivership; (ii) the purchaser must have the right to pledge or sell the assets transferred or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities through the issuance of beneficial interests and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell or pledge their beneficial interests; and (iii) the Company may not have an option or obligation to reacquire the assets.

If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale generally is obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata ownership in an entire financial asset; all cash flows must be divided proportionately, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing.

See note 7 to the Consolidated Statement of Financial Condition for further discussion.

(p) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, and the foreign jurisdictions in which it operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more-likely-than-not. FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) (now incorporated into ASC 740, *Income Taxes*), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See note 3 to the Consolidated Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

(q) Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business.

Accounting Changes

Accounting for Share-Based Payments with Performance Targets

In June 2014, the FASB issued Accounting Standards Update (ASU), *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period* (a consensus of the FASB Emerging Issues Task Force). The ASU prescribes the accounting to be applied to share-based awards that contain performance targets, the outcome of which will only be confirmed after the employee's service period associated with the award has ended. The Company elected to adopt this ASU from the third quarter of 2014. The impact of adopting the ASU was not material.

Future Application of Accounting Standards

Accounting for Repurchase-to-Maturity Transactions

In June 2014, the FASB issued ASU No. 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The ASU changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowed accounting, which is consistent with the accounting for other repurchase agreements. The ASU also requires disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements and about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The ASU's provisions became effective for CGMI from the first quarter of 2015, with the exception of the collateral disclosures which will be effective from the second quarter of 2015. The effect of adopting the ASU is required to be reflected as a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. Adoption of the ASU did not have a material effect on the Company's financial statements.

Consolidation

In February 2015, the FASB issued ASU No. 2015-02, *Consolidation (Topic 810): Amendments to the Consolidation Analysis*, which is intended to improve certain areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The ASU will reduce the number of consolidation models. The ASU will be effective on January 1, 2016. Early adoption is permitted, including adoption in an interim period. The Company is evaluating the effect that ASU 2015-02 will have on its Consolidated Statement of Financial Condition.

(2) Incentive Plans and Retirement Benefits

(a) Discretionary Annual Incentive Awards

The Company participates in various Citigroup compensation programs. Citigroup grants immediate cash bonus payments, deferred cash awards, stock payments and restricted and deferred stock awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of CGMI. Most of the shares of common stock issued by Citigroup as part of its equity compensation programs are to settle the vesting of the stock components of these awards.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based upon the previous year's performance. Awards valued at less than U.S. $100,000 (or the local currency equivalent) are generally paid entirely in the form of an immediate cash bonus. Pursuant to Citigroup policy and/or regulatory requirements, certain employees and officers are subject to mandatory deferrals of incentive pay and generally receive 25% to 60% of their awards in a combination of restricted or deferred stock and deferred cash.

Deferred annual incentive awards are generally delivered as two awards—a restricted or deferred stock award under Citi's Capital Accumulation Program (CAP) and a deferred cash award. The applicable mix of CAP and deferred cash awards may vary based on the employee's minimum deferral requirement and the country of employment. In some cases, the entire deferral will be in the form of either a CAP or deferred cash award.

Subject to certain exceptions (principally, for retirement-eligible employees), continuous employment within Citigroup is required to vest in CAP and deferred cash awards. Post-employment vesting by retirement-eligible employees and participants who meet other conditions is generally conditioned upon their refraining from competition with Citigroup during the remaining vesting period, unless the employment relationship has been terminated by Citigroup under certain conditions.

Generally, the CAP and deferred cash awards vest in equal annual installments over three- or four-year periods. Vested CAP awards are delivered in shares of common stock. Deferred cash awards are payable in cash and earn a fixed notional rate of interest that is paid only if and when the underlying principal award amount vests.

Unvested CAP and deferred cash awards made in January 2011 or later are subject to one or more clawback provisions that apply in certain circumstances, including in the case of employee risk-limit violations or other misconduct, or where the awards were based on earnings that were misstated. CAP awards made to certain employees in February 2013 and later, and deferred cash awards made to certain employees in January 2012, are subject to a formulaic performance-based vesting condition pursuant to which amounts otherwise scheduled to vest will be reduced based on the amount of any pretax loss in the participant's business in the calendar year preceding the scheduled vesting date. For CAP awards made in February 2013 and later, a minimum reduction of 20% applies for the first dollar of loss.

In addition, deferred cash awards made to certain employees in February 2013 and later are subject to a discretionary performance-based vesting condition under which an amount otherwise scheduled to vest may be reduced in the event of a "material adverse outcome" for which a participant has "significant responsibility." Deferred cash awards made to these employees in February 2014 and later are subject to an additional clawback provision pursuant to which unvested awards may be canceled if the employee engaged in misconduct or exercised materially imprudent judgment, or failed to supervise or escalate the behavior of other employees who did.

Certain CAP and other stock-based awards are subject to variable accounting, pursuant to which the associated value of the award fluctuates with changes in Citigroup's common stock price until the date that the award is settled, either in cash or shares.

(b) Sign-on and Long-Term Retention Awards

Stock awards, deferred cash awards and grants of stock options may be made at various times during the year as sign-on awards to induce new hires to join the Company or to high-potential employees as long-term retention awards.

Vesting periods and other terms and conditions pertaining to these awards tend to vary by grant. Generally, recipients must remain employed through the vesting dates to vest in the awards, except in cases of death, disability or involuntary termination other than for "gross misconduct." These awards do not usually provide for post-employment vesting by retirement-eligible participants. Any stock option grants are for Citigroup common stock with exercise prices that are no less than the fair market value at the time of grant.

(c) *Performance Share Units*

Certain executive officers were awarded a target number of performance share units (PSUs) on February 18, 2014, and February 18, 2015, for performance in 2013 and 2014, respectively. PSUs will be earned only to the extent that Citigroup attains specified performance goals relating to Citigroup's return on assets and relative total shareholder return against peers over the three-year period beginning with the year of award. The actual dollar amounts ultimately earned could vary from zero, if performance goals are not met, to as much as 150% of target, if performance goals are meaningfully exceeded. The value of each PSU is equal to the value of one share of Citi common stock. The value of the award will fluctuate with changes in Citigroup's stock price and the attainment of the specified performance goals for each award, until it is settled solely in cash after the end of the performance period.

(d) *Profit Sharing Plan*

The 2010 Key Employee Profit Sharing Plan (KEPSP) entitled participants to profit-sharing payments calculated with reference to the pretax income of Citicorp (as defined in the KEPSP) over a performance measurement period of January 1, 2010, through December 31, 2013. Generally, if a participant remained employed and all other conditions to vesting and payment were satisfied, the participant became entitled to payment. The initial payments were paid in 2014 and were paid in cash.

Independent risk function employees were not eligible to participate in the KEPSP, as the independent risk function participates in the determination of whether payouts will be made under the KEPSP. Instead, they were eligible to receive deferred cash retention awards.

(e) *Other Variable Incentive Compensation*

Employees of the Company participate in various incentive plans globally that are used to motivate and reward performance primarily in the areas of sales, operational excellence and customer satisfaction. Participation in these plans is generally limited to employees who are not eligible for discretionary annual incentive awards.

(f) *Summary*

Recipients of Citigroup stock awards generally do not have any stockholder rights until shares are delivered upon vesting or exercise, or after the expiration of applicable required holding periods. Recipients of restricted or deferred stock awards and stock unit awards, however, may be entitled to receive dividends or dividend-equivalent payments during the vesting period. Recipients of restricted stock awards generally are entitled to vote the shares in their award during the vesting period. Once a stock award vests, the shares are freely transferable, unless they are subject to a restriction on sale or transfer for a specified period. Pursuant to a stock ownership commitment, certain executives have committed to holding most of their vested shares indefinitely.

All equity awards granted since April 19, 2005, have been made pursuant to stockholder-approved stock incentive plans that are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors, which is composed entirely of independent non-employee directors.

(g) *Pension and Postemployment Benefits and Defined Contribution Plans*

The Company participates in several non-contributory defined benefit pension plans sponsored by Citigroup covering certain U.S. employees and has various defined benefit pension and termination indemnity plans covering employees outside the United States. The Company also participates in a number of non-contributory, nonqualified pension plans. These plans, which are unfunded, provide supplemental defined pension benefits to certain U.S. employees. With the exception of certain employees covered under the prior final pay plan formula, the benefits under these plans were frozen in prior years.

The Company participates in postemployment plans sponsored by Citigroup that provide income continuation and health and welfare benefits to certain eligible U.S. employees on long term disability.

The Company participates in defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is the Citigroup 401(k) Plan sponsored by Citigroup in the U.S.

Under the Citigroup 401(k) Plan, eligible U.S. employees received matching contributions of up to 6% of their eligible compensation for 2014, subject to statutory limits. Additionally, for eligible employees whose eligible compensation is $100,000 or less, a fixed contribution of up to 2% of eligible compensation is provided. All Company contributions are invested according to participants' individual elections.

(h) *Health Care and Life Insurance Plans*

The Company, through Citigroup, offers certain health care and life insurance benefits to its employees. The Company also participates in postretirement health care and life insurance benefits offered by Citigroup to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States.

(3) Income Taxes

Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and the combined New York State and City Article 9A return of Citigroup Inc. and combined subsidiaries.

Deferred income taxes at December 31, 2014 related to the following:

In millions of dollars		
Deferred tax assets:		
Investments	$	532
Deferred compensation and employee benefits		669
Restructuring and settlement reserves		114
Fixed assets and leases		239
Other deferred tax assets		88
Gross deferred tax assets		1,642
Deferred tax liabilities:		
Intercompany debt underwriting fee		(130)
Debt valuation adjustment on Company liabilities liabilities		(2)
Gross deferred tax liabilities		(132)
Net deferred tax asset	$	1,510

The Company has no valuation allowance on net deferred tax assets at December 31, 2014. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, *Income Taxes*) that would be implemented, if necessary, to prevent a carry-forward from expiring.

The following is a roll-forward of the Company's unrecognized tax benefits (in millions of dollars):

Total unrecognized tax benefits at January 1, 2014	$	0.3
Net amount of increases for current year's tax positions		—
Gross amount of increases for prior years' tax positions		—
Gross amount of decreases for prior years' tax positions		(0.3)
Amounts of decreases relating to settlements		—
Total unrecognized tax benefits at December 31, 2014	$	—

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2012
New York State and City	2006

(4) Securities Borrowed, Loaned, and Subject to Repurchase Agreements

Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31, 2014:

In millions of dollars	
Securities purchased under agreements to resell (including $44,284 at fair value)	$ 46,402
Deposits paid for securities borrowed (including $60,889 at fair value)	111,037
Total	$ 157,439

Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31, 2014:

In millions of dollars	
Securities sold under agreements to repurchase (including $2,009 at fair value)	$ 112,735
Deposits received for securities loaned (including $553 at fair value)	28,905
Total	$ 141,640

The resale and repurchase agreements represent collateralized financing transactions. CGMI executes these transactions to facilitate customer matched-book activity and to efficiently fund a portion of the Company's trading inventory.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. Collateral typically consists of government and government-agency securities, corporate and municipal bonds, equities, and mortgage-backed and other asset-backed securities.

The resale and repurchase agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. Events of default generally include: (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates, and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities.

The majority of the resale agreements and certain repurchase agreements are recorded at fair value, as described in Note 10 to the Consolidated Statement of Financial Condition. The remaining portion is carried at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements.

The securities borrowing and lending agreements also represent collateralized financing transactions similar to the resale and repurchase agreements. Collateral typically consists of government and government-agency securities and corporate debt and equity securities.

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

A substantial portion of securities borrowing and lending agreements is recorded at the amount of cash advanced or received. The remaining portion is recorded at fair value as the Company elected the fair value option for certain securities borrowed and loaned portfolios. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for resale and repurchase agreements and securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements, and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as overlapping regimes may exist. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45, as of December 31, 2014. The tables also include amounts related to financial instruments that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

	As of December 31, 2014				
	Gross amounts of recognized assets	**Gross amounts offset on the consolidated balance sheet [1]**	**Net amounts of assets presented on the consolidated balance sheet**	**Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default [2]**	**Net amounts [3]**
	(In millions of dollars)				
Securities purchased under agreements to resell	$ 80,261	33,859	46,402	42,955	3,447
Deposits paid for securities borrowed	111,037	—	111,037	19,095	91,942
Total	$ 191,298	33,859	157,439	62,050	95,389

	Gross amounts of recognized liabilities	**Gross amounts offset on the consolidated balance sheet [1]**	**Net amounts of liabilities presented on the consolidated balance sheet**	**Amounts not offset on the consolidated balance sheet but eligible for offsetting upon counterparty default [2]**	**Net amounts [3]**
	(In millions of dollars)				
Securities sold under agreements to repurchase	$ 146,594	33,859	112,735	77,160	35,575
Deposits received for securities loaned	28,905	—	28,905	19,955	8,950
Total	$ 175,499	33,859	141,640	97,115	44,525

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

(2) Includes financial instruments subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent an event of default has occurred and a legal opinion supporting enforceability of the offsetting right has been obtained.

(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

(5) Long-Term Debt and Subordinated Indebtedness

	Interest rate	Maturities		Balances
		(In millions of dollars)		
Long-term note with CFPI	3.58%	2016	$	14,500
Subordinated indebtedness with CGMHI	1.28	2015		6,945
Subordinated indebtedness with Citigroup	1.28	2016		3,500
Secured note program	0.34	2016		137
Total			$	25,082

At December 31, 2014 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 1.28%) and had a maturity date of August 31, 2015 at December 31, 2014. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

The Company has a $5 billion subordinated revolving credit agreement with Citigroup which matures on June 30, 2016, and a $5 billion subordinated revolving credit agreement with Citigroup which matures on August 31, 2016. The agreements bear interest at rates agreed upon by both parties (currently 1.28%). At December 31, 2014, there are $2.0 billion in borrowings included in subordinated indebtedness under the facility which matures on June 30, 2016 and $1.5 billion in borrowings included in subordinated indebtedness under the facility which matures on August 31, 2016.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2014. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

CGMI has a $60 billion master promissory note (the long-term note) and a $25 billion short-term nonnegotiable master promissory note with CFPI. The long-term note currently bears a variable interest at a rate agreed upon by both parties (currently 3.58%) and is prepayable without penalty. At December 31, 2014, there are $14.5 billion in borrowings with CFPI under the long-term note. The amount outstanding under this long-term note is "evergreen" in nature, i.e. the loan has no contractual final end / repayment date. For liquidity purposes the maturity of the long-term note is assumed to be one year plus one day from the current reporting date. The maturity of the long-term note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see note 6 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements during 2014.

CGMI also has borrowing agreements consisting of facilities that CGMI has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an ongoing basis to ensure flexibility in meeting CGMI's short-term requirements.

(6) Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (Net Capital Rule), the Financial Industry Regulatory Authority (FINRA) and the Commodities Futures Trading Commission (CFTC). Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2014, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2014, the Company had regulatory net capital of $5,521 million, which was $4,376 million in excess of the minimum net capital requirement of $1,145 million.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2014, included in the statement of financial condition are assets segregated or held in separate accounts under Rule 15c3-3 of the SEC or the Commodity Exchange Act (CEA) as follows:

	Rule 15c3-3	CEA	Total
	(In millions of dollars)		
Cash	$ 1,600	2,590	4,190
Securities borrowed	1,106	—	1,106
Trading account assets	4,306	—	4,306
Securities purchased under agreements to resell	2,219	—	2,219
Receivables from brokers, dealers and clearing organizations:			
Deposits with exchange clearing organizations	—	3,746	3,746
Receivable from clearing brokers and FCMs, net	—	507	507
Receivable from exchange clearing organizations, net	—	—	—
Total	$ 9,231	6,843	16,074

In addition to the above, the Company also segregated $6,368 million of customer securities pursuant to CEA requirements as of December 31, 2014.

(7) Securitizations and Variable Interest Entities

(a) *Uses of Special Purpose Entities*

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs by CGMI are to obtain liquidity and favorable capital treatment by securitizing certain financial assets, to assist clients in securitizing their financial assets, and to create investment products for clients. SPEs may be organized in various legal forms, including trusts, partnerships or corporations. In a securitization, the company transferring assets to an SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business through the SPE's issuance of debt and equity instruments, certificates, commercial paper or other notes of indebtedness. These issuances are recorded on the balance sheet of the SPE, which may or may not be consolidated onto the balance sheet of the company that organized the SPE.

Investors usually have recourse only to the assets in the SPE, but may also benefit from other credit enhancements, such as a collateral account. Because of these enhancements, the SPE issuances typically obtain a more favorable credit rating than the transferor could obtain for its own debt issuances. This results in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts. Most of CGMI's SPEs are variable interest entities (VIEs), as described below.

(b) *Variable Interest Entities*

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights and a right to receive the expected residual returns of the entity or an obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties providing other forms of support, such as guarantees, subordinated fee arrangements or certain types of derivative contracts are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

- power to direct activities of a VIE that most significantly impact the entity's economic performance; and
- obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate each VIE to understand the purpose and design of the entity, the role the Company had in the entity's design and its involvement in the VIE's ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company must then evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including, but not limited to, debt and equity investments and certain derivative contracts.

In various other transactions, the Company may: (i) act as a derivative counterparty (for example, interest rate swap, cross-currency swap, or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE); (ii) act as underwriter or placement agent; (iii) provide administrative, trustee or other services; or (iv) make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

See Note 1 to the Consolidated Statement of Financial Condition for a discussion of impending changes to targeted areas of consolidation guidance.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2014 is presented in the following table.

	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets [2]	Maximum exposure to loss in significant unconsolidated VIEs[1]	
				Debt investments [3]	Derivatives
	(In millions of dollars)				
Mortgage securitizations [4]:					
U.S. agency-sponsored	$ 73,000	—	73,000	1,803	—
Non-agency-sponsored	7,427	—	7,427	559	—
Collateralized loan obligations	10,486	—	10,486	358	—
Collateralized debt obligations	4,712	—	4,712	72	8
Other	6	—	6	3	—
Total	$ 95,631	—	95,631	2,795	8

(1) The definition of maximum exposure to loss is included in the text that follows this table.

(2) A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant, regardless of the likelihood of loss or the notional amount of exposure.

(3) Funded exposures that are included on the Company's December 31, 2014 Consolidated Statement of Financial Condition in *Trading account assets*.

(4) CGMI mortgage securitizations also include agency and non-agency (private-label) re-securitization activities. These SPEs are not consolidated. See "Re-securitizations" below for further discussion.

The previous table does not include:

- certain investment funds for which the Company provides investment management services and personal estate trusts for which the Company provides administrative, trustee and/or investment management services;
- VIEs structured by third parties where the Company holds securities in inventory, as these investments are made on arm's-length terms;
- certain positions in mortgage-backed and asset-backed securities held by the Company, which are classified as *Trading account assets*, where the Company has no other involvement with the related securitization entity deemed to be significant;
- certain representations and warranties exposures in legacy Company–sponsored mortgage-backed and asset-backed securitizations, where the Company has no variable interest or continuing involvement as servicer. The outstanding balance of mortgage loans securitized during 2005 to 2008 where the Company has no variable interest or continuing involvement as servicer was approximately $14 billion at December 31, 2014.

The Company had no material interests in consolidated VIEs at December 31, 2014. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum funded exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE adjusted for any accrued interest and cash principal payments received. The carrying amount may also be adjusted for increases or declines in fair value or any impairment in value. The maximum exposure of unfunded positions represents the notional amount of a derivative instrument considered to be a variable interest. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps, or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

(c) Mortgage Securitizations

The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

The Company is not the primary beneficiary of its U.S. agency-sponsored mortgage securitizations because CGMI does not have the power to direct the activities of the VIE that most significantly impact the entities' economic performance. Therefore, CGMI does not consolidate these U.S. agency-sponsored mortgage securitizations.

The Company does not consolidate certain non-agency-sponsored mortgage securitizations because CGMI is not the servicer with the power to direct the significant activities of the entity. In certain instances, the Company has (i) the power to direct the activities and (ii) the obligation to either absorb losses or the right to receive benefits that could be potentially significant to its non-agency-sponsored mortgage securitizations and, therefore, is the primary beneficiary and thus consolidates the SPE.

(d) Re-securitizations

The Company engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. During the year ended December 31, 2014, CGMI transferred non-agency (private-label) securities with an original par value of approximately $1.2 billion to re-securitization entities. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients.

As of December 31, 2014, the fair value of CGMI-retained interests in private-label re-securitization transactions structured by CGMI totaled approximately $545 million (including $194 million related to re-securitization transactions executed in 2014), which has been recorded in *Trading account assets*. Of this amount, approximately $133 million was related to senior beneficial interests and approximately $412 million was related to subordinated beneficial interests. The original par value of private-label re-securitization transactions in which CGMI holds a retained interest as of December 31, 2014 was approximately $5.1 billion.

The Company also re-securitizes U.S. government-agency guaranteed mortgage-backed (agency) securities. During the year ended December 31, 2014, CGMI transferred agency securities with a fair value of approximately $22.5 billion to re-securitization entities.

As of December 31, 2014, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $1.8 billion (including $1.5 billion related to re-securitization transactions executed in 2014), which is recorded in *Trading account assets*. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2014 was approximately $73.0 billion.

As of December 31, 2014, the Company did not consolidate any private-label or agency re-securitization entities.

(e) Collateralized Debt and Loan Obligations

A securitized collateralized debt obligation (CDO) is a VIE that purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity and notes to investors.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are entities in which the CDO passes on cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities.

A securitized collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the VIE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities.

A third-party asset manager is typically retained by the CDO/CLO to select the pool of assets and manage those assets over the term of the VIE.

Where a CDO/CLO entity issues preferred shares (or subordinated notes that are the equivalent form), the preferred shares generally represent an insufficient amount of equity (less than 10%) and create the presumption that preferred shares are insufficient to finance the entity's activities without subordinated financial support. In addition, although the preferred shareholders generally have full exposure to expected losses on the collateral and uncapped potential to receive expected residual returns, they generally do not have the ability to make decisions significantly affecting the entity's financial results because of their limited role in making day-to-day decisions and their limited ability to remove the asset manager. Because one or both of the above conditions will generally be met, the Company has concluded, even where a CDO/CLO entity issued preferred shares, the entity should be classified as a VIE.

In general, the asset manager, through its ability to purchase and sell assets or—where the reinvestment period of a CDO/CLO has expired—the ability to sell assets, will have the power to direct the activities of the entity that most significantly impact the economic performance of the CDO/CLO. However, where a CDO/CLO has experienced an event of default or an optional redemption period has gone into effect, the activities of the asset manager may be curtailed and/or certain additional rights will generally be provided to the investors in a CDO/CLO entity, including the right to direct the liquidation of the CDO/CLO entity.

The Company does not generally have the power to direct the activities of the entity that most significantly impact the economic performance of the CDOs/CLOs as this power is generally held by a third-party asset manager of the CDO/CLO. As such, those CDOs/CLOs are not consolidated. The Company may consolidate the CDO/CLO when: (i) the Company is the asset manager and no other single investor has the unilateral ability to remove the Company or unilaterally cause the liquidation of the CDO/CLO, or the Company is not the asset manager but has a unilateral right to remove the third-party asset manager or unilaterally liquidate the CDO/CLO and receive the underlying assets, and (ii) the Company has economic exposure to the entity that could be potentially significant to the entity.

The Company continues to monitor its involvement in unconsolidated CDOs/CLOs to assess future consolidation risk. For example, if the Company were to acquire additional interests in these entities and obtain the right, due to an event of default trigger being met, to unilaterally liquidate or direct the activities of a CDO/CLO, the Company may be required to consolidate the asset entity. The net result of such consolidation would be to gross up the Company's balance sheet by the current fair value of the securities held by third parties and assets held by the CDO/CLO, which amounts are not considered material.

(8) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts*, which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Swap contracts*, which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified indices or financial instruments, as applied to a notional principal amount.
- *Option contracts*, which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Swaps and forwards and some option contracts are over-the-counter (OTC) derivatives that are bilaterally negotiated with counterparties and settled with those counterparties, except for swap contracts that are novated and "cleared" through central counterparties (CCPs). Futures contracts and other option contracts are standardized contracts that are traded on an exchange with a CCP as the counterparty from the inception of the transaction. The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity and other market/credit risks for the following reasons:

- *Trading Purposes*: The Company trades derivatives as an active market maker. The Company offers its customers derivatives in connection with their risk management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. The Company also manages its derivative risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly monetized at a reasonable cost in periods of high volatility and financial stress.

Derivative transactions are customarily documented under industry standard master agreements that provide that following an uncured payment default or other event of default the non-defaulting party may promptly terminate all transactions between the parties and determine the net amount due to be paid to, or by, the defaulting party. Events of default may include: (i) failure to make a payment on a derivatives transaction that remains uncured following applicable notice and grace periods, (ii) breach of agreement that remains uncured after applicable notice and grace periods, (iii) breach of a representation, (iv) cross default, either to third-party debt or to other derivative transactions entered into between the parties, or, in some cases, their affiliates, (v) the occurrence of a merger or consolidation which results in a party's becoming a materially weaker credit, and (vi) the cessation or repudiation of any applicable guarantee or

other credit support document. Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. An event of default may also occur under a credit support annex if a party fails to make a collateral delivery that remains uncured following applicable notice and grace periods.

The netting and collateral rights incorporated in the master netting agreements are considered to be legally enforceable if a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding enforceability and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not be sought for certain jurisdictions where local law is silent or unclear as to the enforceability of such rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law may not provide the requisite level of certainty. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

Exposure to credit risk on derivatives is affected by market volatility, which may impair the ability of counterparties to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers engaged in derivatives transactions. CGMI considers the level of legal certainty regarding enforceability of its offsetting rights under master netting agreements and credit support annexes to be an important factor in its risk management process. Specifically, CGMI generally transacts much lower volumes of derivatives under master netting agreements where CGMI does not have the requisite level of legal certainty regarding enforceability, because such derivatives consume greater amounts of single counterparty credit limits than those executed under enforceable master netting agreements.

Cash collateral is often posted by a party to a master netting agreement to secure the net open exposure of the other party; the receiving party is free to commingle/rehypothecate such collateral in the ordinary course of its business.

Information pertaining to the Company's derivative activity, based on notional amounts, as of December 31, 2014, is presented in the following table. Derivative notional amounts are reference amounts from which contractual payments are derived and, in the Company's view, do not accurately represent a measure of CGMI's exposure to derivative transactions. Rather, as discussed above, CGMI's derivative exposure arises primarily from market fluctuations (i.e., market risk), counterparty failure (i.e., credit risk) and/or periods of high volatility or financial stress (i.e., liquidity risk), as well as any market valuation adjustments that may be required on the transactions. Moreover, notional amounts do not reflect the netting of offsetting trades (also as discussed above). For example, if CGMI enters into an interest rate swap with \$100 million notional, and offsets this risk with an identical but opposite position with a different counterparty, \$200 million in derivative notionals is reported, although these offsetting positions may result in de minimus overall market risk. Aggregate derivative notional amounts can fluctuate from period-to-period in the normal course of business based on CGMI's market share as well as levels of client activity.

(a) ***Derivative Notionals***

In millions of dollars		
Interest rate contracts:		
Swaps	$	354,419
Futures and forwards		1,705,175
Written options		52,781
Purchased options		38,388
Total interest rate contract notionals		2,150,763
Equity contracts:		
Swaps		11,121
Futures		14,015
Written options		257,620
Purchased options		136,606
Total equity contract notionals		419,362
Foreign exchange forwards, futures and swaps notionals		3,119
Commodity options and futures notionals		78
Credit derivatives[1]		
Protection sold		17,586
Protection purchased		27,164
Total credit derivatives		44,750
Total derivative notionals	$	2,618,072

(1) Credit derivatives are arrangements designed to allow one party (protection buyer) to transfer the credit risk of a "reference asset" to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company enters into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

The following table presents the gross and net fair values of the Company's derivative transactions, and the related offsetting amounts permitted under ASC 210-20-45 and ASC 815-10-45, as of December 31, 2014. Under ASC 210-20-45, gross positive fair values are offset against gross negative fair values by counterparty pursuant to enforceable master netting agreements. Under ASC 815-10-45, payables and receivables in respect of cash collateral received from or paid to a given counterparty pursuant to a credit support annex are included in the offsetting amount if a legal opinion supporting enforceability of netting and collateral rights has been obtained. All derivatives are reported on the balance sheet at fair value and are classified in *Trading account assets/Trading account liabilities.*

(b) Derivative Mark-to-Market (MTM) Receivables/Payables

	Assets[(1)]	Liabilities[(1)]
	(In millions of dollars)	
Derivative instruments:		
Over-the-counter	$ 583	851
Cleared	2,011	2,327
Exchanged traded	19	20
Interest-rate contracts	2,613	3,198
Over-the-counter	2	62
Cleared	—	—
Exchanged traded	—	—
Foreign exchange contracts	2	62
Over-the-counter	4,239	6,830
Cleared	5	4
Exchanged traded	1,619	999
Equity contracts	5,863	7,833
Over-the-counter	24	3
Cleared	—	—
Exchanged traded	—	2
Commodity and other contracts	24	5
Over-the-counter	1,358	1,028
Cleared	10	9
Exchanged traded	—	—
Credit derivatives	1,368	1,037
Total derivatives	9,870	12,135
Cash collateral paid/received [(2)]	116	—
Less:		
Netting agreements [(3)]	(8,174)	(8,174)
Netting cash collateral received/paid [(4)]	(189)	(2,513)
Net receivables / payables	$ 1,623	1,448

(1) Over-the-counter (OTC) derivatives are derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. Cleared derivatives include derivatives executed bilaterally with a counterparty in the OTC market but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange traded derivatives include derivatives executed directly on an organized exchange that provides pre-trade price transparency.

(2) Reflects the net amount of the $2,629 million and $189 million of gross cash collateral paid and received, respectively. Of the gross cash collateral paid, $2,513 million was used to offset derivative liabilities and, of the gross cash collateral received, $189 million was used to offset derivative assets.

(3) Represents the netting of derivative receivable and payable balances with the same counterparty under enforceable netting agreements.

(4) Represents the netting of cash collateral paid and received by counterparty under enforceable credit support agreements.

(c) Credit Derivatives

The Company trades a range of credit derivatives. Through these contracts, the Company either purchases or writes protection on either a single name or a portfolio of reference credits. The Company also uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions, and to facilitate client transactions.

The range of credit derivatives entered into includes credit default swaps and total return swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a predefined credit event on a reference entity. These credit events are defined by the terms of the derivative contract and the reference credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. Credit derivative transactions that reference emerging market entities will also typically include additional credit events to cover the acceleration of indebtedness and the risk of repudiation or a payment moratorium. In certain transactions, protection may be provided on a portfolio of reference entities or asset-backed securities. If there is no credit event, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer. Under certain contracts, the seller of protection may not be required to make payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

A total return swap typically transfers the total economic performance of a reference asset, which includes all associated cash flows, as well as capital appreciation or depreciation. The protection buyer receives a floating rate of interest and any depreciation on the reference asset from the protection seller and, in return, the protection seller receives the cash flows associated with the reference asset plus any appreciation. Thus, according to the total return swap agreement, the protection seller will be obligated to make a payment any time the floating interest rate payment plus any depreciation of the reference asset exceeds the cash flows associated with the underlying asset. A total return swap may terminate upon a default of the reference asset or a credit event with respect to the reference entity subject to the provisions of the related total return swap agreement between the protection seller and the protection buyer.

The following table summarizes the key characteristics of the Company's credit derivatives portfolio by counterparty and derivative form as of December 31, 2014.

	Fair values		Notionals	
In millions of dollars	Receivable	Payable	Protection purchased	Protection sold
By industry/counterparty:				
Bank	$1,291	$964	$25,363	$15,694
Broker-dealer	67	64	1,451	1,594
Insurance and other financial institutions	10	9	350	298
Total by industry/counterparty	1,368	1,037	27,164	17,586
By instrument:				
Credit default swaps	620	441	17,563	9,140
Total return swaps	748	596	9,601	8,446
Total by instrument	1,368	1,037	27,164	17,586
By rating:				
Investment grade	1,137	815	16,391	11,658
Non-investment grade	231	222	10,773	5,928
Total by rating	1,368	1,037	27,164	17,586
By maturity:				
Within 1 year	736	590	9,385	8,493
From 1 to 5 years	235	292	7,947	3,918
After 5 years	397	155	9,832	5,175
Total by maturity	1,368	1,037	27,164	17,586

Fair values included in the above tables are prior to application of any netting agreements and cash collateral. For notional amounts, CGMI generally has a mismatch between the total notional amounts of protection purchased and sold, and it may hold the reference assets directly, rather than entering into offsetting credit derivative contracts as and when desired. The open risk exposures from credit derivative contracts are largely matched after certain cash positions in reference assets are considered and after notional amounts are adjusted, either to a duration-based equivalent basis or to reflect the level of subordination in tranched structures. The ratings of the credit derivatives portfolio presented in the tables and used to evaluate payment/performance risk are based on the assigned internal or external ratings of the referenced asset or entity. Where external ratings are used, investment-grade ratings are considered to be 'Baa/BBB' and above, while anything below is considered non-investment grade. CGMI's internal ratings are in line with the related external rating system.

CGMI evaluates the payment/performance risk of the credit derivatives for which it stands as a protection seller based on the credit rating assigned to the underlying referenced credit. Credit derivatives written on an underlying non-investment grade reference credit represent greater payment risk to the Company. The non-investment grade category in the table above also includes credit derivatives where the underlying referenced entity has been downgraded subsequent to the inception of the derivative.

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the value of the reference assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event occur, the Company usually is liable for the difference between the protection sold and the value of the reference assets. Furthermore, this maximum potential amount of future payments for credit protection sold has not been reduced for any cash collateral paid to a given counterparty, as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures alone is not possible. The Company actively monitors open credit-risk exposures and manages this exposure by using a variety of strategies, including purchased credit derivatives, cash collateral or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

(9) Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one individual creditor and monitors this exposure on a continuous basis. At December 31, 2014, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $39.8 billion at December 31, 2014. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $174 billion or 59% of the Company's total assets before netting at December 31, 2014.

(10) Fair Value Measurement

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under ASC 820-10, the probability of default of a counterparty is factored into the valuation of derivative positions and includes the impact of CGMI's own credit risk on derivatives and other liabilities measured at fair value.

(a) Fair Value Hierarchy

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant

assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of each quarter.

(b) Determination of Fair Value

For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are measured at fair value as a result of an election or whether they are required to be measured at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

The Company may also apply a price-based methodology, which utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued. The market activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations may be classified as Level 2. When less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate the valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates and option volatilities. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

(c) Market Valuation Adjustments

Generally, the unit of account for a financial instrument is the individual financial instrument. The Company applies market valuation adjustments that are consistent with the unit of account, which does not include adjustment due to the size of the Company's position, except as follows. ASC 820-10 permits an exception, through an accounting policy election, to measure the fair value of a portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. CGMI has elected to measure certain portfolios of financial instruments, such as derivatives, that meet those criteria on the basis of the net open risk position. The Company applies market valuation adjustments, including adjustments to account for the size of the net open risk position, consistent with market participant assumptions and in accordance with the unit of account.

Liquidity adjustments are applied to items in Level 2 or Level 3 of the fair-value hierarchy in an effort to ensure that the fair value reflects the price at which the net open risk position could be liquidated. The liquidity adjustment is based on the bid/offer spread for an instrument. When CGMI has elected to measure certain portfolios of financial investments, such as derivatives, on the basis of the net open risk position, the liquidity adjustment is adjusted to take into account the size of the position.

Credit valuation adjustments (CVA) and, effective in 2014, funding valuation adjustments (FVA), are applied to over-the-counter (OTC) derivative instruments in which the base valuation generally discounts expected cash flows using the relevant base interest rate curve for the currency of the derivative (e.g., LIBOR for uncollateralized U.S. dollar derivatives). As not all counterparties have the same credit risk as that implied by the relevant base curve, a CVA is necessary to incorporate the market view of both counterparty credit risk and CGMI's own credit risk in the valuation. FVA reflects a market funding risk premium inherent in the uncollateralized portion of derivative portfolios, and in collateralized derivatives where the terms of the agreement do not permit the reuse of the collateral received.

CGMI's CVA methodology is composed of two steps. First, the credit exposure profile for each counterparty is determined using the terms of all individual derivative positions and a Monte Carlo simulation or other quantitative analysis to generate a series of expected cash flows at future points in time. The calculation of this exposure profile considers the effect of credit risk mitigants, including pledged cash or other collateral and any legal right of offset that exists with a counterparty through arrangements such as netting agreements. Individual derivative contracts that are subject to

an enforceable master netting agreement with a counterparty are aggregated for this purpose, since it is those aggregate net cash flows that are subject to nonperformance risk. This process identifies specific, point-in-time future cash flows that are subject to nonperformance risk, rather than using the current recognized net asset or liability as a basis to measure the CVA. Second, market-based views of default probabilities derived from observed credit spreads in the credit default swap (CDS) market are applied to the expected future cash flows determined in step one. CGMI's own-credit CVA is determined using CGMI-specific CDS spreads for the relevant tenor. Generally, counterparty CVA is determined using CDS spread indices for each credit rating and tenor. For certain identified netting sets where individual analysis is practicable (e.g., exposures to counterparties with liquid CDSs), counterparty-specific CDS spreads are used.

The CVA and FVA are designed to incorporate a market view of the credit and funding risk, respectively, inherent in the derivative portfolio. However, most unsecured derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually or, if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Thus, the CVA and FVA may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit or funding risk associated with the derivative instruments.

A contra-asset of $3 million and a contra-liability of $6 million were recorded as CVA and FVA applied to the fair value of derivative instruments at December 31, 2014.

Valuation Process for Fair Value Measurements

Price verification procedures and related internal control procedures are governed by the Citigroup *Pricing and Price Verification Policy and Standards*, which is jointly owned by Finance and Risk Management. Finance has implemented the *ICG Pricing and Price Verification Standards and Procedures* to facilitate compliance with this policy.

For fair value measurements of substantially all assets and liabilities held by the Company, individual business units are responsible for valuing the trading account assets and liabilities, and Product Control within Finance performs independent price verification procedures to evaluate those fair value measurements. Product Control is independent of the individual business units and reports to the Global Head of Product Control. It has authority over the valuation of financial assets and liabilities. Fair value measurements of assets and liabilities are determined using various techniques, including, but not limited to, discounted cash flows and internal models, such as option and correlation models.

Based on the observability of inputs used, Product Control classifies the inventory as Level 1, Level 2 or Level 3 of the fair value hierarchy. When a position involves one or more significant inputs that are not directly observable, price verification procedures are performed that may include reviewing relevant historical data, analyzing profit and loss, valuing each component of a structured trade individually, and benchmarking, among others.

Reports of inventory that is classified within Level 3 of the fair value hierarchy are distributed to senior management in Finance, Risk and the business. This inventory is also discussed in Risk Committees and in monthly meetings with senior trading management. As deemed necessary, reports may go to the Citigroup Audit Committee of the Board of Directors or to the full Board of Directors. Whenever an adjustment is needed to bring the price of an asset or liability to its exit price, Product Control reports it to management along with other price verification results.

In addition, the pricing models used in measuring fair value are governed by an independent control framework. Although the models are developed and tested by the individual business units, they are independently validated by the Model Validation Group within Risk Management and reviewed by Finance with respect to their impact on the price verification procedures. The purpose of this independent control framework is to assess model risk arising from models' theoretical soundness, calibration techniques where needed, and the appropriateness of the model for a specific product in a defined market. To ensure their continued applicability, models are independently reviewed annually. In addition, Risk Management approves and maintains a list of products permitted to be valued under each approved model for a given business.

(d) Securities Borrowed or Purchased under Agreements to Resell and Securities Loaned or Sold under Agreements to Repurchase

No quoted prices exist for such instruments, so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are held at fair value, they are classified within Level 2 of the fair value hierarchy, as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy.

(e) Trading Account Assets and Liabilities-Trading Securities

When available, the Company generally uses quoted market prices in active markets to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing valuation techniques, including discounted cash flows, price-based and internal models, such as Black-Scholes and Monte Carlo simulation. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent sources, including third-party vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds where no price is observable. A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of assets with similar characteristics to the bond being valued. The yields used in discounted cash flow models are derived from the same price information. Trading securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. The price input used in a price-based methodology may be zero for

a security, such as a subprime CDO, that is not receiving any principal or interest and is currently written down to zero.

(f) Trading Account Assets and Liabilities-Derivatives

Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model.

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, including Black-Scholes and Monte Carlo simulation.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, volatilities and correlation. The Company uses overnight indexed swap (OIS) curves as fair value measurement inputs for the valuation of certain collateralized derivatives. CGMI uses the relevant benchmark curve for the currency of the derivative (e.g., the London Interbank Offered Rate for U.S. dollar derivatives) as the discount rate for uncollateralized derivatives.

(g) Subprime-Related Direct Exposures in CDOs

The valuation of high-grade and mezzanine asset-backed security (ABS) CDO positions utilizes prices based on the underlying assets of each high-grade and mezzanine ABS CDO.

For most of the lending and structuring direct subprime exposures, fair value is determined utilizing observable transactions where available, other market data for similar assets in markets that are not active and other internal valuation techniques.

(h) Alt-A Mortgage Securities

The Company classifies its Alt-A mortgage securities as trading investments. The securities are recorded at fair value. For these purposes, CGMI defines Alt-A mortgage securities as non-agency residential mortgage-backed securities (RMBS) where (i) the underlying collateral has weighted average FICO scores between 680 and 720 or (ii) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities, the Company generally determines the fair values of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Consensus data providers compile prices from various sources. Where available, the Company may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to the security being valued.

The valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, are price-based and yield analysis. The primary market-derived input is yield. Cash flows are based on current collateral performance with prepayment rates and loss projections reflective of current

economic conditions of housing price change, unemployment rates, interest rates, borrower attributes and other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or subordinated tranches in the capital structure are mostly classified as Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014. The Company's hedging of positions that have been classified in the Level 3 category is not limited to other financial instruments (hedging instruments) that have been classified as Level 3, but also instruments classified as Level 1 or Level 2 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

	Level 1	Level 2	Level 3	Gross inventory	Netting[1]	Net balance
			(In millions of dollars)			
Assets:						
Securities borrowed or purchased under agreements to resell	$ —	132,511	2,919	135,430	(30,257)	105,173
Trading securities:						
Trading mortgage-backed securities:						
U.S. government-sponsored agency guaranteed	—	23,952	870	24,822	—	24,822
Residential	—	1,342	705	2,047	—	2,047
Commercial	—	1,890	255	2,145	—	2,145
Total trading mortgage-backed securities	—	27,184	1,830	29,014	—	29,014
U.S. Treasury and federal agency securities	10,494	4,469	—	14,963	—	14,963
State and municipal securities	—	570	24	594	—	594
Foreign government securities	49	869	1	919	—	919
Corporate debt securities	—	6,779	270	7,049	—	7,049
Equity securities	11,949	204	177	12,330	—	12,330
Asset-backed securities	—	1,058	3,063	4,121	—	4,121
Other debt securities	—	3	—	3	—	3
Total trading securities	22,492	41,136	5,365	68,993	—	68,993
Trading account derivatives:						
Interest rate contracts	53	2,489	71	2,613		
Equity contracts	28	5,732	103	5,863		
Foreign exchange contracts	—	2	—	2		
Commodity contracts	—	24	—	24		
Credit derivatives	—	1,326	42	1,368		
Total trading account derivatives	81	9,573	216	9,870		
Cash collateral paid [2]				116		
Netting agreements					(8,174)	
Netting of cash collateral received [5]					(189)	
Total derivatives	81	9,573	216	9,986	(8,363)	1,623

	Level 1	Level 2	Level 3	Gross inventory	Netting[(1)]	Net balance
			(In millions of dollars)			
Securities received as collateral	$ 7,326	98	—	7,424	—	7,424
Nonmarketable equity security investments	—	—	20	20	—	20
Total assets	$ 29,899	183,318	8,520	221,853	(38,620)	183,233
Total as a percentage of gross assets [(3)]	13.5%	82.7%	3.8%			
Liabilities:						
Securities loaned or sold under agreements to repurchase	$ —	31,854	965	32,819	(30,257)	2,562
Trading account liabilities:						
Securities sold, not yet purchased [(4)]	18,518	6,261	9	24,788	—	24,788
Trading account derivatives:						
Interest rate contracts	15	2,583	600	3,198		
Equity contracts	27	7,531	275	7,833		
Foreign exchange contracts	—	62	—	62		
Commodity contracts	—	5	—	5		
Credit derivatives	—	1,037	—	1,037		
Total trading account derivatives	42	11,218	875	12,135		
Cash collateral received [(5)]				—		
Netting agreements					(8,174)	
Netting of cash collateral paid [(2)]					(2,513)	
Total derivatives	42	11,218	875	12,135	(10,687)	1,448
Obligations to return securities received as collateral	7,326	98	—	7,424	—	7,424
Short-term borrowings	—	447	—	447	—	447
Long-term debt	—	137	—	137	—	137
Total liabilities	$ 25,886	50,015	1,849	77,750	(40,944)	36,806
Total as a percentage of gross liabilities [(3)]	33.3%	64.3%	2.4%			

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase; and (ii) derivative exposures covered by a qualifying master netting agreement and cash collateral offsetting.

(2) Reflects the net amount of the $2,629 million of gross cash collateral paid, of which $2,513 million was used to offset derivative liabilities.

(3) Because the amount of the cash collateral paid/received has not been allocated to the Level 1, 2 and 3 subtotals, these percentages are calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding the cash collateral paid/received on derivatives.

(4) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

(5) Reflects the net amount of the $189 million of gross cash collateral received, of which $189 million was used to offset derivative assets.

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The Company's Level 3 inventory consists of both cash securities and derivatives of varying complexities. The valuation methodologies applied to measure the fair value of these positions include discounted cash flow analyses, internal models and comparative analysis. A position is classified within Level 3 of the fair value hierarchy when at least one input is unobservable and is considered significant to its valuation. The specific reason an input is deemed unobservable varies. For example, at least one significant input to the pricing model is not observable in the market, at least one significant input has been adjusted to make it more representative of the position being valued, or the price quote available does not reflect sufficient trading activities.

The following table presents the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements as of December 31, 2014. Differences between this table and amounts presented in the Level 3 Fair Value Rollforward table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

		Fair Value [1] (In millions)	Methodology	Input		Low [2][3]	High [2][3]	Weighted Average [4]
Assets:								
Securities borrowed or purchased under agreements to resell	$	2,919	Model-based	Interest Rate		1.27%	1.97%	1.80%
Trading securities:								
Mortgage-backed securities		1,108	Yield Analysis	Yield		0.01%	19.91%	5.84%
		722	Price-based	Price	$	—	127.87	69.01
State and municipal, foreign government, and corporate debt securities		285	Price-based	Price	$	—	139.45	67.22
Equity securities [5]		160	Price-based	Price [5]	$	100.00	100.00	100.00
				Appraised value	$	3,807	14,833,711	4,107,946
Asset-backed securities		2,970	Price-based	Price	$	—	105.50	60.20
Nonmarketable equity security investments		20	Price-based	Discount to price		—%	20.00%	1.48%
Derivatives – Gross [6]:								
Interest rate contracts (gross)		667	Model-based	Interest Rate		—%	20.00%	9.52%
				Mean reversion		1.00%	20.00%	10.50%
Equity contracts (gross)		340	Model-based	Equity volatility		12.41%	65.55%	22.78%
		37	Price-based					
Credit derivatives (gross)		36	Model-based	Credit correlation		40.00%	80.00%	52.11%
		7	Price-based	Recovery rate		31.80%	42.11%	39.67%
				Credit spread		150 bps	330 bps	291 bps
				Price	$	35.00	35.00	35.00
Liabilities:								
Securities loaned or sold under agreements to repurchase		965	Model-based	Interest Rate		0.74%	2.26%	1.88%
Trading account liabilities:								
Securities sold, not yet purchased		9	Price-based	Price	$	—	117.00	91.68

(1) The fair value amounts presented in this table represent the primary valuation technique or techniques for each class of assets or liabilities.
(2) Some inputs are shown as zero due to rounding.
(3) When the low and high inputs are the same, there is either a constant input applied to all positions, or the methodology involving the input applies to one large position only.
(4) Weighted averages are calculated based on the fair value of the instrument.
(5) For equity securities, the price inputs are expressed on an absolute basis, not as a percentage of the notional amount.
(6) Trading account derivatives—assets and liabilities—are presented on a gross absolute value basis.

Sensitivity to Unobservable Inputs and Interrelationships between Unobservable Inputs

The impact of key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the impact on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

The following section describes the sensitivities and interrelationships of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

(i) Correlation

Correlation is a measure of the co-movement between two or more variables. A variety of correlation-related assumptions are required for a wide range of instruments, including equity and credit baskets, CDOs backed by loans or bonds, mortgages, subprime mortgages and many other instruments. For almost all of these instruments, correlations are not observable in the market and must be estimated using historical information. Estimating correlation can be especially difficult where it may vary over time. Extracting correlation information from market data requires significant assumptions regarding the informational efficiency of the market (for example, swaption markets). Changes in correlation levels can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. A change in the default correlation of the fair value of the underlying bonds comprising a CDO structure would affect the fair value of the senior tranche. For example, an increase in the default correlation of the underlying bonds would reduce the fair value of the senior tranche, because highly correlated instruments produce larger losses in the event of default and a part of these losses would become attributable to the senior tranche. That same change in default correlation would have a different impact on junior tranches of the same structure.

(j) Yield

Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

In some circumstances, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. In other situations, the estimated yield may not represent sufficient market liquidity and must be adjusted as well. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3.

(k) Recovery

Recovery is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. The recovery rate impacts the valuation of credit securities. Generally, an increase in the recovery rate assumption increases the fair value of the security. An increase in loss severity, the inverse of the recovery rate, reduces the amount of principal available for distribution and, as a result, decreases the fair value of the security.

(l) Mean Reversion

A number of financial instruments require an estimate of the rate at which the interest rate reverts to its long term average. Changes in this estimate can significantly affect the fair value of these

instruments. However, sometimes there is insufficient external market data to calibrate this parameter, especially when pricing more complex instruments. The level of mean reversion affects the correlation between short-and long-term interest rates. The fair values of more complex instruments, such as Bermudan swaptions (options with multiple exercise dates) and constant maturity spread options, are more sensitive to the changes in this correlation as compared to less complex instruments, such as caps and floors.

Qualitative Discussion of the Ranges of Significant Unobservable Inputs

The following section describes the ranges of the most significant unobservable inputs used by the Company in Level 3 fair value measurements. The level of aggregation and the diversity of instruments held by the Company lead to a wide range of unobservable inputs that may not be evenly distributed across the Level 3 inventory.

(m) Correlation

There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

(n) Yield

Ranges for the yield inputs vary significantly depending upon the type of security. For example, securities that typically have lower yields, such as municipal bonds, will fall on the lower end of the range, while more illiquid securities or securities with lower credit quality, such as certain residual tranche asset-backed securities, will have much higher yield inputs.

(o) Price

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is expressed as a percentage of the notional amount, with a price of $100 meaning that the instrument is valued at par. For most of these instruments, the price varies between zero to $100, or slightly above $100. Relatively illiquid assets that have experienced significant losses since issuance, such as certain asset-backed securities, are at the lower end of the range, whereas most investment grade corporate bonds will fall in the middle to the higher end of the range. For certain structured debt instruments with embedded derivatives, the price input may be above $100 to reflect the embedded features of the instrument (for example, a step-up coupon or a conversion option).

The price input is also a significant unobservable input for certain equity securities; however, the range of price inputs varies depending on the nature of the position, the number of shares outstanding and other factors.

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The table below presents the carrying value and fair value of CGMI's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the tables above.

The disclosure also excludes leases and affiliate investments. Also, as required, the disclosure excludes the effect of taxes and any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument. In addition, the table excludes the values of non-financial assets and liabilities, as well as a wide range of relationship and intangible values, which are integral to a full assessment of CGMI's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

	December 31, 2014		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
	(In billions of dollars)				
Assets:					
Collateralized short-term financing agreements	$ 52.3	52.3	—	52.3	—
Receivables	16.2	16.2	—	2.2	14.0
Other financial assets [(1)]	7.9	7.9	—	4.6	3.3
Liabilities:					
Collateralized short-term financing agreements	$ 139.1	139.1	—	139.1	—
Payables to customers, brokers, dealers and clearing organizations	41.1	41.1	—	—	41.1
Long-term debt and subordinated indebtedness	24.9	24.9	—	10.4	14.5
Other financial liabilities [(2)]	7.3	7.3	—	5.5	1.8

(1) Includes cash and cash equivalents, cash segregated under federal and other regulations, and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes short-term borrowings (carried at cost) and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into.

(11) Collateral, Guarantees and Commitments

Collateral

At December 31, 2014, the approximate fair value of collateral received by the Company that may be resold or repledged, excluding the impact of allowable netting, was $249 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, and margined broker loans. At December 31, 2014, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations and bank loans.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Statement of Financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2014, included in *Securities received as collateral* and *Obligations to return securities received as collateral* on the accompanying Consolidated Statement of Financial Condition was approximately $7.4 billion resulting from these transactions.

Future minimum net annual rentals under noncancelable leases are $12 million at December 31, 2014.

Futures and Over-the-counter Derivatives Clearing

CGMI provides clearing services for clients executing exchange-traded futures and over-the-counter (OTC) derivatives contracts with central counterparties (CCPs). Based on all relevant facts and circumstances, CGMI has concluded that it acts as an agent for accounting purposes in its role as clearing member for these client transactions. As such, CGMI does not reflect the underlying exchange-traded futures or OTC derivatives contracts in its Consolidated Statement of Financial Condition. See Note 8 for a discussion of the Company's derivatives activities that are reflected in its Consolidated Statement of Financial Condition.

As a clearing member, CGMI collects and remits cash and securities collateral (margin) between its clients and the respective CCP. There are two types of margin: initial margin and variation margin. Where CGMI obtains benefits from or controls cash initial margin (e.g., retains an interest spread), cash initial margin collected from clients and remitted to the CCP is reflected within *Payables to customers* and *Receivables from brokers, dealers and clearing organizations*, respectively. However, for OTC derivatives contracts where CGMI has contractually agreed with the client that (a) CGMI will pass through to the client all interest paid by the CCP on cash initial margin; (b) CGMI will not utilize its right as clearing member to transform cash margin into other assets; and (c) CGMI does not guarantee and is not liable to the client for the performance of the CCP, cash initial margin collected from clients and remitted to the CCP is not reflected on the Company's Consolidated Statement of Financial Condition. The total amount of cash initial margin collected and remitted in this manner as of December 31, 2014 was approximately $3.2 billion.

Variation margin due from clients to the respective CCP, or from the CCP to clients, reflects changes in the value of the client's derivative contracts for each trading day. As a clearing member, CGMI is exposed to the risk of non-performance by clients (e.g., failure of a client to post variation margin to the CCP for negative changes in the value of the client's derivative contracts). In the event of non-performance by a

(Continued)

client, CGMI would move to close out the client's positions. The CCP would typically utilize initial margin posted by the client and held by the CCP, with any remaining shortfalls required to be paid by CGMI as clearing member. CGMI generally holds incremental cash or securities margin posted by the client, which would typically be expected to be sufficient to mitigate CGMI's credit risk in the event the client fails to perform.

As required by ASC 860-30-25-5, securities collateral posted by clients is not recognized on the Company's Consolidated Statement of Financial Condition.

Securities Lending Indemnifications

Owners of securities frequently lend those securities for a fee to other parties who may sell them short or deliver them to another party to satisfy some other obligation. Broker-dealers may administer such securities lending programs for their clients. Securities lending indemnifications are issued by the broker-dealer to guarantee that a securities lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. CGMI had issued $1,321 million in fully collateralized securities lending indemnifications at December 31, 2014. The carrying value of securities lending indemnifications is not material, as the Company has determined that the amount and probability of potential liabilities arising from these guarantees were not significant.

Other Representation and Warranty Indemnifications

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses, and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2014 for potential obligations that could arise from these indemnifications provided by the Company.

Value-Transfer Networks

The Company is a member of, or shareholder in, dozens of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. The Company's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in limited cases,

the obligation may be unlimited. The maximum exposure cannot be estimated as this would require an assessment of future claims that have not yet occurred. Management believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2014 for potential obligations that could arise from the Company's involvement with VTN associations.

(12) Related Party Balances

CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates. Detailed below is a summary of the Company's transactions with other Citigroup affiliates which are included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2014. These amounts exclude intercompany balances that eliminate in consolidation (in millions of dollars).

Statement of financial condition items		
Assets:		
Cash and cash equivalents	$	350
Cash segregated under federal and other regulations		2,542
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell		2,321
Deposits paid for securities borrowed		12,941
Derivatives		42
Equity securities received as collateral, at fair value		6,481
Receivables from Customer and Brokers, dealers and clearing organizations		867
Other assets and other receivables		156
Total assets	$	25,700
Liabilities:		
Short-term borrowings	$	5,532
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase		32,963
Deposits received for securities loaned		18,110
Derivatives		275
Payables and accrued liabilities:		
Customers		7,664
Brokers, dealers and clearing organizations		1,170
Obligations to return securities received as collateral, at fair value		6,481
Other		731
Long-term debt		14,500
Subordinated indebtedness		10,445
Total liabilities	$	97,871

(Continued)

Incentive Plans and Retirement Benefits

As discussed in note 2, the Company participates in various Citigroup stock-based compensation programs under which Citigroup makes restricted or deferred stock and/or deferred cash awards, as well as stock payments as part of its discretionary annual incentive award programs involving a large segment of Citigroup's employees worldwide, including employees of CGMI. The Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in note 2, the Company participates in several non-contributory defined benefit pension plans and a defined contribution plan sponsored by Citigroup covering certain eligible employees.

Other Intercompany Agreements

Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, and administration, facilities procurement, underwriting and others.

(13) Contingencies

Accounting and Disclosure Framework

ASC 450 governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter including the role of the relevant Citigroup legal entity. Because specific loss contingency matters may involve multiple Citigroup legal entities and are not solely related to one legal entity, this process requires management to make certain estimates and judgments that affect the Company's Consolidated Statement of Financial Condition.

Accruals. ASC 450 requires accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" and "the amount of the loss can be reasonably estimated." In accordance with ASC 450, Citigroup establishes accruals for contingencies, including the litigation and regulatory matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued, unless some higher amount within the range is a better estimate than any other amount within the range. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Disclosure. ASC 450 requires disclosure of a loss contingency if "there is at least a reasonable possibility that a loss or an additional loss may have been incurred" and there is no accrual for the loss because the conditions described above are not met or an exposure to loss exists in excess of the amount accrued. In accordance with ASC 450, if Citigroup has not accrued for a matter because Citigroup believes that a loss is reasonably possible but not probable, or that a loss is probable but not reasonably estimable, and the matter thus does not meet the criteria for accrual, and the reasonably possible loss is material, it discloses the loss contingency. In addition, Citigroup discloses matters for which it has accrued if it believes a reasonably possible exposure to material loss exists in excess of the amount accrued. In accordance with ASC 450, Citigroup's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters as to which an estimate can be made. ASC 450 does not require disclosure of an estimate of the reasonably possible loss or range of loss where an estimate cannot be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Contingencies Arising From Litigation and Regulatory Matters

In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, and its affiliates and subsidiaries, and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties) routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates and subsidiaries of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisers or other regulated entities and, in those capacities, are subject to regulation by various U.S., state and foreign securities, banking, commodity futures, consumer protection and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and such affiliates and subsidiaries receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities. From time to time Citigroup and Related Parties also receive grand jury subpoenas and other requests for information or assistance, formal or informal, from federal or state law enforcement agencies, including among others various United States Attorneys' Offices, the Asset Forfeiture and Money Laundering Section and other divisions of the Department of Justice, the Financial Crimes Enforcement Network of the United States Department of the Treasury, and the Federal Bureau of Investigation, relating to Citigroup and its customers.

Because of the global scope of Citigroup's operations, and its presence in countries around the world, Citigroup and Related Parties are subject to litigation and governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal) in multiple jurisdictions with legal and regulatory regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation and regulatory matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

Inherent Uncertainty of the Matters Disclosed. Certain of the matters disclosed below involve claims for substantial or indeterminate damages. The claims asserted in these matters typically are broad, often spanning a multi-year period and sometimes a wide range of business activities, and the plaintiffs' or claimants' alleged damages frequently are not quantified or factually supported in the complaint or statement of claim. Other matters relate to regulatory investigations or proceedings, as to which there may be no objective basis for quantifying the range of potential fine, penalty, or other remedy. As a result, Citigroup is often unable to estimate the loss in such matters, even if it believes that a loss is probable or reasonably possible, until developments in the case or investigation have yielded additional information sufficient to support a quantitative assessment of the range of reasonably possible loss. Such developments may include, among other things, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and engagement in settlement negotiations. Depending on a range of factors, such as the complexity of the facts, the novelty of the legal theories, the pace of discovery, the court's scheduling order, the timing of court decisions, and the adverse party's willingness to negotiate in good faith toward a resolution, it may be months or years after the filing of a case or commencement of an investigation before an estimate of the range of reasonably possible loss can be made.

Matters as to Which an Estimate Can Be Made. For some of the matters disclosed below, Citigroup is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases the estimate reflects the reasonably possible loss or range of loss.

These estimates are based on currently available information. As available information changes, the matters for which Citigroup is able to estimate will change, and the estimates themselves will change. In addition, while many estimates presented in financial statements and other financial disclosures involve significant judgment and may be subject to significant uncertainty, estimates of the range of reasonably possible loss arising from litigation and regulatory proceedings are subject to particular uncertainties. For example, at the time of making an estimate, Citigroup may have only preliminary, incomplete, or inaccurate information about the facts underlying the claim; its assumptions about the future rulings of the court or other tribunal on significant issues, or the behavior and incentives of adverse parties or regulators, may prove to be wrong; and the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that Citigroup had not accounted for in its estimate because it had deemed such an outcome to be remote. For all these reasons, the amount of loss in excess of accruals ultimately incurred for the matters as to which an estimate has been made could be substantially higher or lower than the range of loss included in the estimate.

Matters as to Which an Estimate Cannot Be Made. For other matters disclosed below, Citigroup is not currently able to estimate the reasonably possible loss or range of loss. Many of these matters remain in very preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court or tribunal defining the scope of the claims, the class (if any), or the potentially available damages, and fact discovery is still in progress or has not yet begun. In many of these matters, Citigroup has not yet answered the complaint or statement of claim or asserted its defenses, nor has it engaged in any negotiations with the adverse party (whether a regulator or a private party). For all these reasons, Citigroup cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

Opinion of Management as to Eventual Outcome. Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters described in this Note would not be likely to have a material adverse effect on the consolidated financial condition of Citigroup. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on Citigroup's consolidated results of operations or cash flows in particular quarterly or annual periods.

Credit Crisis-Related Litigation and Other Matters

Citigroup and Related Parties have been named as defendants in numerous legal actions and other proceedings asserting claims for damages and related relief for losses arising from the global financial credit crisis that began in 2007. Such matters include, among other types of proceedings, claims asserted by: (i) individual investors and purported classes of investors in Citigroup's common and preferred stock and debt, alleging violations of the federal securities laws, foreign laws, state securities and fraud law, and the Employee Retirement Income Security Act (ERISA); and (ii) individual investors and purported classes of investors in securities and other investments underwritten, issued or marketed by Citigroup, including securities issued by other public companies, collateralized debt obligations (CDOs), mortgage-backed securities (MBS), auction rate securities (ARS), investment funds, and other structured or leveraged instruments, which have suffered losses as a result of the credit crisis. These matters have been filed in state and federal courts across the U.S. and in foreign tribunals, as well as in arbitrations before the Financial Industry Regulatory Authority (FINRA) and other arbitration associations.

In addition to these litigations and arbitrations, Citigroup continues to cooperate fully in response to subpoenas and requests for information from the Securities and Exchange Commission (SEC), FINRA, state attorneys general, the Department of Justice and subdivisions thereof, the Office of the Special Inspector General for the Troubled Asset Relief Program, bank regulators, and other government agencies and authorities, in connection with various formal and informal (and, in many instances, industry-wide) inquiries concerning Citigroup's mortgage-related conduct and business activities, as well as other business activities affected by the credit crisis. These business activities include, but are not limited to, Citigroup's sponsorship, packaging, issuance, marketing, trading, servicing and underwriting of CDOs and MBS, its origination, sale or other transfer, servicing, and foreclosure of residential mortgages, and its origination, servicing, and securitization of auto loans.

Mortgage-Related Litigation and Other Matters

Securities Actions: Beginning in November 2007, Citigroup and Related Parties were named as defendants in a variety of class and individual securities actions filed by investors in Citigroup's equity and debt securities in state and federal courts relating to the Company's disclosures regarding its exposure to subprime-related assets.

Citigroup and Related Parties were named as defendants in the consolidated putative class action IN RE CITIGROUP INC. BOND LITIGATION, also filed in the United States District Court for the Southern District of New York. The consolidated amended complaint asserted claims under Sections 11, 12 and 15 of the Securities Act of 1933 on behalf of a putative class of purchasers of $71 billion of debt securities and preferred stock issued by Citigroup between May 2006 and August 2008. On July 12, 2010, the court issued an opinion and order dismissing plaintiffs' claims under Section 12 of the Securities Act of 1933, but denying defendants' motion to dismiss certain claims under Section 11. On March 25, 2013, the court entered an order preliminarily approving the parties' proposed settlement, under which Citigroup agreed to pay $730 million in exchange for a release of all claims asserted on behalf of the settlement class. A fairness hearing was held on July 23, 2013. On August 20, 2013, the court entered a final order approving the settlement. In a separate order dated December 19, 2013, the court awarded fees to class counsel. Appeals from the final order have been dismissed. Additional information concerning this action is publicly available in court filings under the consolidated lead docket number 08 Civ. 9522 (S.D.N.Y.) (Stein, J.).

Citigroup and Related Parties have been named as defendants in a variety of putative class actions and individual actions arising out of Citigroup's exposure to CDOs and other assets that declined in value during the financial crisis. Many of these matters have been dismissed or settled. These actions assert a wide range of claims, including claims under the federal securities laws, foreign securities laws, ERISA, and state law. Additional information concerning certain of these actions is publicly available in court filings under the docket numbers 09 Civ. 7359 (S.D.N.Y.) (Stein, J.), 10 Civ. 9646 (S.D.N.Y.) (Stein, J.). 11 Civ. 7672 (S.D.N.Y.) (Koeltl, J.), 12 Civ. 6653 (S.D.N.Y.) (Stein, J.), 13-4488, 13-4504, and 14-3014 (2d Cir.).

Beginning in November 2007, certain Citigroup affiliates also have been named as defendants arising out of their activities as underwriters of securities in actions brought by investors in securities issued by public companies adversely affected by the credit crisis. Many of these matters have been dismissed or settled. As a general matter, issuers indemnify underwriters in connection with such claims, but in certain of these matters Citigroup affiliates are not being indemnified or may in the future cease to be indemnified because of the financial condition of the issuer.

Regulatory Actions: On October 19, 2011, in connection with its industry-wide investigation concerning CDO-related business activities, the SEC filed a complaint in the United States District Court for the Southern District of New York regarding Citigroup's structuring and sale of the Class V Funding III CDO (Class V). On the same day, the SEC and Citigroup announced a settlement of the SEC's claims, subject to judicial approval, and the SEC filed a proposed final judgment pursuant to which Citigroup's U.S. broker-dealer Citigroup Global Markets Inc. (CGMI) agreed to disgorge $160 million and to pay $30 million in prejudgment interest and a $95 million penalty. On November 28, 2011, the court issued an order refusing to approve the proposed settlement and ordering trial to begin on July 16, 2012. The parties appealed from this order to the United States Court of Appeals for the Second Circuit which, on March 15, 2012, granted a stay of the district court proceedings pending resolution of the appeals. The Second Circuit held oral argument on February 8, 2013. On June 4, 2014, the Second Circuit reversed the district court's order refusing to approve the settlement between the SEC and CGMI. The Second Circuit remanded the case to the district court, which approved the settlement on August 4, 2014. Additional information concerning this action is publicly available in court filings under the docket numbers 11 Civ. 7387 (S.D.N.Y.) (Rakoff, J.) and 11-5227 (2d Cir.).

On July 14, 2014, Citigroup reached a settlement of the Residential Mortgage-Backed Securities Working Group's investigation. The settlement resolved actual and potential civil claims by the Department of Justice, several state attorneys general, and the Federal Deposit Insurance Corporation (FDIC) relating to MBS and collateralized debt obligations (CDOs) issued, structured, or underwritten by Citigroup between 2003 and 2008. It included a $4.0 billion civil monetary payment to the Department of Justice, $500 million in payments to certain state attorneys general and the FDIC, and $2.5 billion in consumer relief (to be provided by the end of 2018). The consumer relief will be in the form of financing provided for the construction and preservation of affordable multifamily rental housing, principal reduction and forbearance for residential loans, as well as other direct consumer benefits from various relief programs.

As of July 30, 2014, the SEC had advised Citigroup that it had concluded its investigation of Citigroup's mortgage-backed securities (MBS) practices and did not intend to recommend an enforcement action.

Mortgage-Backed Securities and CDO Investor Actions: Beginning in July 2010, Citigroup and Related Parties have been named as defendants in complaints filed by purchasers of MBS and CDOs sold or underwritten by Citigroup. The MBS-related complaints generally assert that defendants made material misrepresentations and omissions about the credit quality of the mortgage loans underlying the securities, such as the underwriting standards to which the loans conformed, the loan-to-value ratio of the loans, and the extent to which the mortgaged properties were owner-occupied, and typically assert claims under Section 11 of the Securities Act of 1933, state blue sky laws, and/or common-law misrepresentation-based causes of action. The CDO-related complaints further allege that the defendants adversely selected or permitted the adverse selection of CDO collateral without full disclosure to investors. Plaintiffs in these actions generally seek rescission of their investments, recovery of their investment losses, or other damages. Other purchasers of MBS and CDOs sold or underwritten by Citigroup have threatened to file additional lawsuits, for some of which Citigroup has agreed to toll (extend) the statute of limitations.

Many of the actions or threatened actions have been resolved through settlement or otherwise. As of December 31, 2014, the aggregate original purchase amount of the purchases at issue in the filed suits was approximately $4.9 billion, and the aggregate original purchase amount of the purchases covered by tolling agreements with investors threatening litigation was approximately $1.4 billion. Additional information concerning certain of these actions is publicly available in court filings under the docket numbers 08 Civ. 8781 (S.D.N.Y.) (Failla, J.), 654464/2013 (N.Y. Sup. Ct.) (Friedman, J.), 653990/2013 (N.Y. Sup. Ct.) (Ramos, J.), CL 14-399 (Vir. Cir. Ct.) (Hughes, J.).

Mortgage-Backed Security Repurchase Claims: Various parties to MBS securitizations and other interested parties have asserted that certain Citigroup affiliates breached representations and warranties made in connection with mortgage loans sold into securitization trusts (private-label securitizations). Typically, these claims are based on allegations that securitized mortgages were not underwritten in accordance with the applicable underwriting standards and that misrepresentations were made during the mortgage application and approval process. Citigroup also has received numerous inquiries, demands for loan files, and requests to toll (extend) the applicable statutes of limitation for representation and warranty claims relating to its private-label securitizations. These inquiries, demands and requests have been made by trustees of securitization trusts and others.

The vast majority of repurchase claims concerning Citigroup's private-label securitizations have not been resolved. Most of these claims and related activities concern mortgages in 68 private-label securitizations issued by entities associated with Securities and Banking (S&B) legacy securitizations during the period from 2005 through 2008. The initial issuance balance of those securitizations was $59.4 billion and, as of year-end 2014, those securitizations have a current outstanding balance of $15.8 billion and realized losses totaling $10.7 billion.

Among these requests, in December 2011, Citigroup received a letter from the law firm Gibbs & Bruns LLP, purporting to represent a group of investment advisers and holders of MBS issued or underwritten by entities associated with S&B legacy securitizations. On April 7, 2014, Citigroup entered into an agreement with 18 institutional investors represented by Gibbs & Bruns LLP regarding the resolution of representation and warranty repurchase claims related to certain legacy securitizations. Pursuant to the agreement, Citigroup made a binding offer to the trustees of 68 Citigroup-sponsored mortgage securitization trusts to pay $1.125 billion to the trusts to resolve these claims, plus certain fees and expenses. The 68 trusts covered by the agreement represent all of the trusts established by Citigroup's legacy Securities and Banking business during 2005–2008 for which Citigroup affiliates made representations and warranties to the trusts. The agreement does not address mortgage loans sold through private-label securitization trusts sponsored by Citigroup's consumer mortgage business related to CitiMortgage, Inc.

On December 19, 2014, Citigroup, the 18 institutional investors, and the trustees for these securitizations executed a revised settlement agreement resolving a substantial majority of the claims contemplated by the April 7, 2014 offer of settlement. On December 31, 2014, the trustees amended the settlement agreement to accept the offer as to certain additional claims. As of December 31, 2014, the trustees have accepted the settlement for 64 trusts in whole, and the trustees have accepted in part and excluded in part 4 trusts from the settlement. Pursuant to the terms of the settlement agreement, the trustees' acceptance is subject to a judicial approval proceeding, which was initiated by the trustees on December 21, 2014. Additional information concerning this action is publicly available in court filings under the docket number 653902/2014 (N.Y. Sup. Ct.) (Friedman, J.).

To date, trustees have filed six actions against Citigroup seeking to enforce certain of these contractual repurchase claims in connection with four private-label securitizations. Each of the six actions is in the early stages of proceedings. In the aggregate, plaintiffs are asserting repurchase claims as to approximately 6,700 loans that were securitized into these four securitizations, as well as any other loans that are later found to have breached representations and warranties. Additional information concerning these actions is publicly available in court filings under the docket numbers 13 Civ. 2843 (S.D.N.Y.) (Daniels, J.), 13 Civ. 6989 (S.D.N.Y.) (Daniels, J.), 653816/2013 (N.Y. Sup. Ct.) (Kornreich, J.), and 653930/2014 (N.Y. Sup. Ct.).

Mortgage-Backed Securities Trustee Actions. On June 18, 2014, a group of investors in 48 MBS trusts for which Citibank, N.A. served or currently serves as trustee filed a complaint in New York Supreme Court in BLACKROCK ALLOCATION TARGET SHARES: SERIES S. PORTFOLIO, ET AL. v. CITIBANK, N.A. The complaint, like those filed against other MBS trustees, alleges that Citibank, N.A. failed to pursue contractual remedies against loan originators, securitization sponsors, and servicers. This action was withdrawn without prejudice, effective December 17, 2014. Additional information concerning this action is publicly available in court filings under the docket number 651868/2014 (N.Y. Sup. Ct.) (Ramos, J.). On November 24, 2014, largely the same group of investors filed an action in the Southern District of New York, captioned FIXED INCOME SHARES: SERIES M ET AL. V. CITIBANK, N.A., alleging similar claims relating to 27 MBS trusts. The securitizations at issue were sponsored by UBS, Lehman Brothers, American Home Mortgage, Goldman Sachs, Country Place, PHH Mortgage, Wachovia, and Washington Mutual. Additional information concerning this action is publicly available in court filings under the docket number 14-cv-9373 (S.D.N.Y.) (Furman, J.).

On June 27, 2014, a separate group of MBS investors filed a summons with notice in FEDERAL HOME LOAN BANK OF TOPEKA, ET AL. v. CITIBANK, N.A. The summons with notice alleges that Citibank, N.A., as trustee for an unspecified number of MBS, failed to pursue remedies on behalf of the securitization trusts. This action was withdrawn without prejudice effective November 10, 2014. Additional information concerning this action is publicly available in court filings under the docket number 651973/2014 (N.Y. Sup. Ct.).

Alternative Investment Fund-Related Litigation and Other Matters

Since mid-2008, the SEC has been investigating the management and marketing of the ASTA/MAT and Falcon funds, alternative investment funds managed and marketed by certain Citigroup affiliates that suffered substantial losses during the credit crisis. In addition to the SEC inquiry, on June 11, 2012, the New York Attorney General served a subpoena on a Citigroup affiliate seeking documents and information concerning certain of these funds; on August 1, 2012, the Massachusetts Attorney General served a Civil Investigative Demand on a Citigroup affiliate seeking similar documents and information. Citigroup is cooperating fully with these inquiries. Citigroup has entered into tolling agreements with the SEC and the New York Attorney General concerning certain claims related to the investigations.

Citigroup and Related Parties have been named as defendants in a putative class action lawsuit filed in October 2012 on behalf of investors in CSO Ltd., CSO US Ltd., and Corporate Special Opportunities Ltd., whose investments were managed indirectly by a Citigroup affiliate. Plaintiffs assert a variety of state common law claims, alleging that they and other investors were misled into investing in the funds and, later, not redeeming their investments. The complaint seeks to recover more than $400 million on behalf of a putative class of investors. Additional information concerning this action is publicly available in court filings under the docket number 12-cv-7717 (S.D.N.Y.) (Castel, J.).

Auction Rate Securities-Related Litigation and Other Matters

Citigroup and Related Parties have been named as defendants in numerous actions and proceedings brought by Citigroup shareholders and purchasers or issuers of ARS and an issuer of variable rate demand obligations, asserting federal and state law claims arising from the collapse of the market in 2008, which plaintiffs contend Citigroup and other ARS underwriters and broker-dealers foresaw or should have foreseen, but failed adequately to disclose. Many of these matters have been dismissed or settled. Most of the remaining matters are in arbitrations pending before FINRA.

Terra Firma Litigation

In December 2009, the general partners of two related private equity funds filed a complaint in New York state court, subsequently removed to the United States District Court for the Southern District of New York, asserting multi-billion dollar fraud and other common law claims against certain Citigroup affiliates arising out of the May 2007 auction of the music company EMI, in which Citigroup acted as advisor to EMI and as a lender to plaintiffs' acquisition vehicle. Following a jury trial, a verdict was returned in favor of Citigroup on November 4, 2010. Plaintiffs appealed from the entry of the judgment. On May 31, 2013, the United States Court of Appeals for the Second Circuit vacated the November 2010 jury verdict in favor of Citigroup and ordered that the case be retried. On March 7, 2014, the parties stipulated to the dismissal of all remaining claims in the action, without prejudice to plaintiffs' rights to re-file those claims in England. Additional information concerning this action is publicly available in court filings under the docket numbers 09 Civ. 10459 (S.D.N.Y.) (Rakoff, J.) and 11-0126-cv (2d Cir.).

(Continued)

In August and September 2013, plaintiffs in the New York proceedings, together with their affiliates and principal, filed fraud and negligent misrepresentation claims arising out of the EMI auction in the High Court of Justice, Queen's Bench Division, Manchester District Registry Mercantile Court in Manchester, England, against certain Citigroup affiliates. The cases have since been transferred to the High Court of Justice, Queen's Bench Division, Commercial Court in London. On March 7, 2014, the parties to the separate proceedings brought by Terra Firma in 2013 before the High Court of Justice, Queen's Bench Division, Commercial Court in London consented to the service by plaintiffs of an Amended Claim Form incorporating the claims that would have proceeded to trial in the United States District Court for the Southern District of New York in July 2014 had the New York action not been dismissed. The Amended Claim Form was served on March 10, 2014, and discovery is ongoing. A trial is scheduled to begin in 2016. Additional information concerning this action is publicly available in court filings under the claim number Terra Firma Investments (GP) 2 Ltd. & Ors v Citigroup Global Markets Ltd. & Ors (2014 Folio 267).

Tribune Company Bankruptcy

Certain Citigroup affiliates have been named as defendants in adversary proceedings related to the Chapter 11 cases of Tribune Company (Tribune) filed in the United States Bankruptcy Court for the District of Delaware, asserting claims arising out of the approximately $11 billion leveraged buyout of Tribune in 2007. On August 2, 2013, the Litigation Trustee, as successor plaintiff to the Official Committee of Unsecured Creditors, filed a fifth amended complaint in the adversary proceeding KIRSCHNER v. FITZSIMONS, ET AL. The complaint seeks to avoid and recover as actual fraudulent transfers the transfers of Tribune stock that occurred as a part of the leveraged buyout. Several Citigroup affiliates are named as "Shareholder Defendants" and are alleged to have tendered Tribune stock to Tribune as a part of the buyout.

Several Citigroup affiliates are named as defendants in certain actions brought by Tribune noteholders, also seeking to recover the transfers of Tribune stock that occurred as a part of the leveraged buyout, as alleged state-law constructive fraudulent conveyances. Finally, CGMI has been named in a separate action as a defendant in connection with its role as advisor to Tribune. A motion to dismiss the claim against the Shareholder Defendants in the FITZSIMONS action is pending. The noteholders' claims were previously dismissed, and an appeal to the Second Circuit is pending. A motion to dismiss the action against CGMI in its role as advisor to Tribune is pending. Additional information concerning these actions is publicly available in court filings under the docket numbers 08-13141 (Bankr. D. Del.) (Carey, J.), 11 MD 02296 (S.D.N.Y.) (Sullivan, J.), 12 MC 2296 (S.D.N.Y.) (Sullivan, J.), and 13-3992 (2d Cir.).

Credit Default Swaps Matters

In April 2011, the European Commission (EC) opened an investigation (Case No COMP/39.745) into the CDS industry. The scope of the investigation initially concerned the question of "whether 16 investment banks and Markit, the leading provider of financial information in the CDS market, have colluded and/or may hold and abuse a dominant position in order to control the financial information on CDS." On July 2, 2013, the EC issued to Citigroup, CGMI, Citigroup Global Markets Ltd., Citicorp North America Inc., and Citibank, N.A., as well as Markit, ISDA, and 12 other investment bank dealer groups, a Statement of Objections alleging that Citigroup and the other dealers colluded to prevent exchanges from entering the credit derivatives business in breach of Article 101 of the Treaty on the Functioning of the European Union. The Statement of Objections sets forth the EC's preliminary conclusions, does not prejudge the final outcome of the case, and does not benefit from the review and consideration of Citigroup's arguments and defenses. Citigroup filed a Reply to the Statement of Objections on January 23, 2014, and made oral submissions to the EC on May 14, 2014.

In July 2009 and September 2011, the Antitrust Division of the U.S. Department of Justice served Civil Investigative Demands (CIDs) on Citigroup concerning potential anticompetitive conduct in the CDS industry. Citigroup has responded to the CIDs and is cooperating with the investigation.

In addition, putative class action complaints have been filed by various entities against Citigroup, CGMI and Citibank, N.A., among other defendants, alleging anticompetitive conduct in the CDS industry and asserting various claims under Sections 1 and 2 of the Sherman Act as well as a state law claim for unjust enrichment. On October 16, 2013, the U.S. Judicial Panel on Multidistrict Litigation centralized these putative class actions and ordered that those actions pending in the United States District Court for the Northern District of Illinois be transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings before Judge Denise Cote.

On September 4, 2014, the United States District Court for the Southern District of New York granted in part and denied in part defendants' motion to dismiss the second consolidated amended complaint, dismissing plaintiffs' claim for violation of Section 2 of the Sherman Act and certain claims for damages, but permitting the case to proceed as to plaintiffs' claims for violation of Section 1 of the Sherman Act and unjust enrichment. Additional information relating to this action is publicly available in court filings under the docket number 13 MD 2476 (S.D.N.Y.) (Cote, J.).

Foreign Exchange Matters

Regulatory Actions: Government and regulatory agencies in the U.S., including the Antitrust Division and the Criminal Division of the Department of Justice, as well as agencies in other jurisdictions, including the U.K. Serious Fraud Office, the Swiss Competition Commission, and the Australian Competition and Consumer Commission, are conducting investigations or making inquiries regarding Citigroup's foreign exchange business. Citigroup is fully cooperating with these and related investigations and inquiries.

On November 12, 2014, the Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the Office of the U.S. Comptroller of the Currency (OCC) announced settlements with Citibank, N.A. resolving their FX investigations. Citibank, N.A. was among five banks settling the CFTC's and the FCA's investigations and among three banks settling the OCC's investigation. As part of the settlements, Citibank, N.A. has agreed to pay penalties of approximately $358 million to the FCA, $350 million to the OCC, and $310 million to the CFTC and to enhance further the control framework governing its FX business.

On December 19, 2014, the Hong Kong Monetary Authority (HKMA) announced the findings of its investigation into the FX trading operations of ten banks in Hong Kong, including Citibank, N.A. The HKMA investigation found no evidence of collusion among the banks or market manipulation regarding benchmark fixings, although it found that traders at two banks were involved in possible attempts to influence a benchmark fixing and a spot rate. The HKMA identified Citibank, N.A. as one of six banks whose traders were involved in isolated cases of disclosure of possible client information to other banks as a result of certain control deficiencies.

Antitrust and Other Litigation: Numerous foreign exchange dealers, including Citibank, N.A., Citigroup, and Citigroup Forex, Inc., are named as defendants in putative class actions that are proceeding on a consolidated basis in the United States District Court for the Southern District of New York under the caption IN RE FOREIGN EXCHANGE BENCHMARK RATES ANTITRUST LITIGATION. The plaintiffs in these actions allege that the defendants colluded to manipulate the WM/Reuters rate (WMR), thereby causing the putative classes to suffer losses in connection with WMR-based financial instruments. The plaintiffs assert federal and state antitrust claims and claims for unjust enrichment, and seek compensatory damages, treble damages where authorized by statute, restitution, and declaratory and injunctive relief. On March 31, 2014, plaintiffs in the putative class actions filed a consolidated amended complaint. Citibank, N.A., Citigroup, and CKI, as well as numerous other foreign exchange dealers, are named as defendants in a putative class action captioned SIMMTECH CO. v. BARCLAYS BANK PLC, ET AL. (SIMMTECH) that also is proceeding before the same court. The plaintiff seeks to represent a putative class of persons who traded foreign currency with the defendants in Korea, alleging that the class suffered losses as a result of the defendants' alleged WMR manipulation. The plaintiff asserts federal and state antitrust claims, and seeks compensatory damages, treble damages, and declaratory and injunctive relief.

Additionally, Citibank, N.A. and Citigroup, as well as numerous other foreign exchange dealers, are named as defendants in a putative class action captioned LARSEN v. BARCLAYS BANK PLC, ET AL. (LARSEN), also proceeding before the same court. Plaintiff seeks to represent a putative class of persons or entities in Norway who traded foreign currency with defendants, alleging that the class suffered losses as a result of defendants' alleged WMR manipulation. Plaintiff asserts federal antitrust and unjust enrichment claims, and seeks compensatory damages, treble damages where authorized by statute, and declaratory and injunctive relief.

Citigroup and Citibank, N.A., along with other defendants, moved to dismiss all of these actions. On January 28, 2015, the court issued an opinion and order denying the motion as to the IN RE FOREIGN EXCHANGE BENCHMARK RATES ANTITRUST LITIGATION plaintiffs, but dismissing the claims of the SIMMTECH and LARSEN plaintiffs in their entirety on the grounds that their federal claims were barred by the Foreign Trade Antitrust Improvements Act and their state claims had an insufficient nexus to New York. Additional information concerning these actions is publicly available in court filings under the docket numbers 13 Civ. 7789, 13 Civ. 7953, and 14 Civ. 1364 (S.D.N.Y.) (Schofield, J.).

Interbank Offered Rates-Related Litigation and Other Matters

Regulatory Actions: Government agencies in the U.S., including the Department of Justice, the Commodity Futures Trading Commission, and a consortium of state attorneys general, as well as agencies in other jurisdictions, including the Swiss Competition Commission, are conducting investigations or making inquiries regarding submissions made by panel banks to bodies that publish various interbank offered rates and other benchmark rates. As members of a number of such panels, Citigroup subsidiaries have received requests for information and documents. Citigroup is cooperating with the investigations and inquiries and is responding to the requests.

On December 16, 2011, the Japanese Financial Services Agency (JFSA) took administrative action against Citigroup Global Markets Japan Inc. (CGMJ) for, among other things, certain communications made by two CGMJ traders about the Euroyen Tokyo interbank offered rate (TIBOR) and the Japanese yen London interbank offered rate (LIBOR). The JFSA issued a business improvement order and suspended CGMJ's trading in derivatives related to yen LIBOR and Euroyen and yen TIBOR from January 10 to January 23, 2012. On the same day, the JFSA also took administrative action against Citibank Japan Ltd. (CJL) for conduct arising out of CJL's retail business and also noted that the communications made by the CGMJ traders to employees of CJL about Euroyen TIBOR had not been properly reported to CJL's management team.

On December 4, 2013, the EC announced a settlement with Citigroup and CGMJ resolving the EC's investigation into yen LIBOR and Euroyen TIBOR. As detailed in the EC's announcement, Citigroup was among five banks and one interdealer broker settling the EC's investigation. As part of the settlement, Citigroup has agreed to pay a fine of 70,020,000 Euro.

Antitrust and Other Litigation: Citigroup and Citibank, N.A., along with other U.S. Dollar (USD) LIBOR panel banks, are defendants in a multi-district litigation (MDL) proceeding before the United States District Court for the Southern District of New York captioned IN RE LIBOR-BASED FINANCIAL INSTRUMENTS ANTITRUST LITIGATION (the LIBOR MDL). The court appointed interim lead class counsel for, and consolidated amended complaints were filed on behalf of, three separate putative classes of plaintiffs: (i) over-the-counter (OTC) purchasers of derivative instruments tied to USD LIBOR; (ii) purchasers of exchange-traded derivative instruments tied to USD LIBOR; and (iii) indirect OTC purchasers of U.S. debt securities. Each of these putative classes alleged that the panel bank defendants conspired to suppress USD LIBOR in violation of the Sherman Act and/or the Commodity Exchange Act, thereby causing plaintiffs to suffer losses on the instruments they purchased. Also consolidated into the MDL proceeding were individual civil actions commenced by various Charles Schwab entities alleging that the panel bank defendants conspired to suppress the USD LIBOR rates in violation of the Sherman Act, the Racketeer Influenced and Corrupt Organizations Act (RICO), and California state law, causing the Schwab entities to suffer losses on USD LIBOR-linked financial instruments they owned. Plaintiffs in these actions sought compensatory damages and restitution for losses caused by the alleged violations, as well as treble damages under the Sherman Act. The Schwab and OTC plaintiffs also sought injunctive relief.

Citigroup and Citibank, N.A., along with other defendants, moved to dismiss each of these actions. On March 29, 2013, the court issued an opinion and order dismissing the plaintiffs' federal and state antitrust claims, RICO claims and unjust enrichment claims in their entirety, but allowing certain of the plaintiffs' Commodity Exchange Act claims to proceed.

On August 23, 2013, the court issued a decision resolving several motions filed after the March 29, 2013 order. Pursuant to the August 23, 2013 decision, on September 10, 2013, consolidated second amended complaints were filed by interim lead plaintiffs for the putative classes of (i) OTC purchasers of derivative instruments tied to USD LIBOR and (ii) purchasers of exchange-traded derivative instruments tied to USD LIBOR. Each of these putative classes continues to allege that the panel bank defendants conspired to suppress USD LIBOR: (i) OTC purchasers assert claims under the Sherman Act and for unjust enrichment and breach of the implied covenant of good faith and fair dealing and (ii) purchasers of exchange-traded derivative instruments assert claims under the Commodity Exchange Act and the Sherman Act and for unjust enrichment.

On September 17, 2013, the plaintiff class of indirect OTC purchasers of U.S. debt securities noticed an appeal from the court's March 29 and August 23, 2013 orders to the United States Court of Appeals for the Second Circuit. The Schwab plaintiffs noticed a separate appeal on September 24, 2013. The Second Circuit dismissed the appeals on October 30, 2013, and denied the plaintiffs' motions to reconsider dismissal on December 16, 2013.

On June 23, 2014, the court issued a decision on several pending motions (i) granting a motion by the putative class of purchasers of exchange-traded derivative instruments for leave to amend their complaint; (ii) denying the defendants' motion for reconsideration of portions of the court's March 29, 2013 order; (iii) granting defendants' motion to dismiss claims based on contracts purchased between May 2008 and April 2009; and (iv) denying the motion by Citigroup Inc., Citibank, N.A., and certain other defendants to dismiss unjust enrichment and contract-based claims of the putative class of OTC purchasers of derivative instruments.

Pursuant to an order issued by the court on September 5, 2014, on September 15, 2014, plaintiffs filed motions to serve as interim class counsel for proposed classes of students, homeowners, and lenders, and on October 6, 2014, plaintiffs in certain previously stayed non-class actions ("Direct Action" plaintiffs) filed amended complaints. Motions to dismiss these complaints were filed on November 5, 2014. On November 13, 2014, plaintiffs asserting claims on behalf of putative classes of lenders and adjustable rate mortgage borrowers filed amended complaints. Motions to dismiss these complaints were filed on January 16, 2015. Additional information relating to these actions is publicly available in court filings under the following docket numbers: 12 Civ. 4205, 12 Civ. 5723, 12 Civ. 5822, 12 Civ. 6056, 12 Civ. 6693, 12 Civ. 7461, 13 Civ. 346, 13 Civ. 407, 13 Civ. 1016, 13 Civ. 1456, 13 Civ. 1700 (S.D.N.Y.), 13 Civ. 2297, 13 Civ. 4018, 13 Civ. 7720, 14 Civ. 146 (Buchwald, J.); 12 Civ. 6294 (E.D.N.Y.) (Seybert, J.); 12 Civ. 6571 (N.D. Cal.) (Conti, J.); 12 Civ. 10903 (C.D. Cal.) (Snyder, J.); 13 Civ. 48 (S.D. Cal.) (Sammartino, J.); 13 Civ. 62 (C.D. Cal.) (Phillips, J.); 13 Civ. 106 (N.D. Cal.) (Beller, J.); 13 Civ. 108 (N.D. Cal.) (Ryu, J.); 13 Civ. 109 (N.D. Cal.) (Laporte, J.); 13 Civ. 122 (C.D. Cal.) (Bernal, J.); 13 Civ. 334, 13 Civ. 335 (S.D. Iowa) (Pratt, J); 13 Civ. 342 (E.D. Va.) (Brinkema, J.); 13 Civ. 1466 (S.D. Cal.) (Lorenz, J.); 13 Civ. 1476 (E.D. Cal.) (Mueller, J.); 13 Civ. 2149 (S.D. Tex.) (Hoyt, J.); 13 Civ. 2244 (N.D. Cal.) (Hamilton, J.); 13 Civ. 2921 (N.D. Cal.) (Chesney, J.); 13 Civ. 2979 (N.D. Cal.) (Tigar, J.); 13 Civ. 4352 (E.D. Pa.) (Restrepo, J.); 13 Civ. 5278 (N.D. Cal.) (Vadas, J.).

On June 30, 2014, the United States Supreme Court granted a petition for a writ of certiorari in GELBOIM, ET AL. v. BANK OF AMERICA CORP., ET AL. with respect to the dismissal by the United States Court of Appeals for the Second Circuit of an appeal by the plaintiff class of indirect OTC purchasers of U.S. debt securities. On January 21, 2015, the Supreme Court ruled that, contrary to the Second Circuit's opinion, the plaintiffs had a right to appeal, and remanded the case to the Second Circuit for consideration of the plaintiffs' appeal on the merits. Additional information concerning this action is publicly available in court filings under the docket numbers 13-3565 (2d Cir.), 13-3636 (2d Cir.), and 13-1174 (U.S.).

Citigroup and Citibank, N.A., along with other USD LIBOR panel banks, also are named as defendants in an individual action filed in the United States District Court for the Southern District of New York on February 13, 2013, captioned 7 WEST 57th STREET REALTY CO. v. CITIGROUP, INC., ET AL. The plaintiff filed an amended complaint on June 11, 2013, asserting federal and state antitrust claims and federal RICO claims and seeking compensatory damages, treble damages where authorized by statute, and declaratory relief. The plaintiff alleges that the defendant panel banks manipulated USD LIBOR to keep it artificially high and that this manipulation affected the value of plaintiffs' OTC municipal bond portfolio. Additional information concerning this action is publicly available in court filings under the docket number 13 Civ. 981 (Gardephe, J.).

Separately, on April 30, 2012, an action was filed in the United States District Court for the Southern District of New York captioned LAYDON V. MIZUHO BANK LTD. ET AL. The plaintiff filed an amended complaint on November 30, 2012, naming as defendants banks that are or were members of the panels making submissions used in the calculation of Japanese yen LIBOR and TIBOR, and certain affiliates of those banks, including Citigroup, Citibank, N.A., CJL and CGMJ. On April 15, 2013, the plaintiff filed a second amended complaint alleging that defendants, including Citigroup, Citibank, N.A., CJL and CGMJ, manipulated Japanese yen LIBOR and TIBOR. The plaintiff asserts claims under federal antitrust law and the Commodity Exchange Act, as well as a claim for unjust enrichment, and seeks unspecified compensatory and punitive damages, including treble damages under certain statutes, as well as costs and expenses. On March 28, 2014, the court issued an opinion and order dismissing plaintiff's federal antitrust and unjust enrichment claims in their entirety, but allowing plaintiff's Commodity Exchange Act claims to proceed. Additional information concerning this action is publicly available in court filings under the docket number 12 Civ. 3419 (S.D.N.Y.) (Daniels, J.).

Three additional actions were filed against various Citigroup entities in 2014 by the following plaintiffs: Federal Deposit Insurance Corporation as Receiver for 38 Closed Banks, Bay Area Toll Authority, and Prudential Investment Portfolios et. al. These actions have since been consolidated into the MDL proceeding in the Southern District of New York. The consolidated actions include lawsuits filed by, or on behalf of putative classes of, community and other banks, savings and loans institutions, credit unions, municipalities and purchasers and holders of LIBOR-linked financial products. The plaintiffs allege that defendant panel banks artificially suppressed USD LIBOR thereby decreasing the amount plaintiffs would have received in the absence of manipulation. Additional information relating to these actions is publicly available in court filings under the MDL docket number: 13 Civ. 2262 (S.D.N.Y.) (Buchwald, J.).

On May 2, 2014, plaintiffs in the class action SULLIVAN v. BARCLAYS PLC, ET AL pending in the United States District Court for the Southern District of New York filed a second amended complaint naming Citigroup and Citibank, N.A. as defendants. Plaintiffs claim to have suffered losses as a result of purported EURIBOR manipulation and assert claims under the Commodity Exchange Act, the Sherman Act and RICO, and for unjust enrichment. On September 11, 2014, the court granted the Department of Justice's motion to stay discovery for eight months, until May 12, 2015. Additional information concerning this action is publicly available in court filings under the docket number 13 Civ. 2811 (S.D.N.Y.) (Castel, J.).

Settlement Payments

Payments required in settlement agreements described above have been made or are covered by existing litigation accruals.

* * *

Additional matters asserting claims similar to those described above may be filed in the future.

(14) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2014 that would require recognition or disclosure in these financial statements through February 26, 2015, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in the financial statements for the year ended December 31, 2014.

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Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. and its subsidiaries (the Company), as of and for the year ended December 31, 2014, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC; and
4. The daily computation of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2015